                                                         BB&T
                                                         MUTUAL FUNDS

LETTER FROM THE CHAIRMAN AND INVESTMENT ADVISER

Dear Shareholders:

We are pleased to report that the year ended September 30, 1995, was one of solid growth for the financial markets and for the BB&T Mutual Funds Group. During the period, stocks rose dramatically and bonds rebounded smartly from their 1994 lows. Reflecting investors' renewed interest in the markets and the solid performance of the BB&T Funds during our first three years of operation, total net assets under management grew by nearly 40%, rising from $387 million to $540 million over the 12 months ended September 30, 1995.

NEW FUND OFF TO IMPRESSIVE START

The BB&T Small Company Growth Fund, introduced on December 7, 1994, made a significant contribution to our growth. Launched with $2.5 million in its portfolio, the Fund ended the period with approximately $18 million under management. Its performance, too, was outstanding -- during its first 10 months of operations, the Fund produced a total return of 45.30% (Investor Shares).+ While it is too early to make any judgment regarding the long-term prospects for the Fund, we are very encouraged by its outstanding performance to date.

A SOFT LANDING FOR THE ECONOMY

Over the period covered by this report, the Federal Reserve achieved what was once thought to be virtually impossible -- engineering a soft landing for the economy. As the impact of the Fed's seven hikes in short-term interest rates rippled through the economy over the past year, economic momentum slowed, inflationary pressures eased and investors' nervousness abated. The stock market roared ahead and at one point seemed poised to break through the 5000 level, as measured by the Dow Jones Industrial Average. After experiencing one of their worst years in recent history, bonds bounced back during the first three quarters of 1995.

TOO MUCH OF A GOOD THING?

It seems, however, that the financial markets can absorb only so much good news. By midyear, worries about the possibility of a recession surfaced in the markets and on the airwaves. Indeed, an examination of some of the fundamentals of the slowdown were reason for concern. Despite substantial increases in productivity over the past year, wage growth had stagnated. Housing and auto sales were strong but were being financed, with consumer debt levels rising substantially.

In mid-July, the Federal Reserve took out an insurance policy by easing short-term interest rates to ward off any threat of recession. As we move into the fourth quarter of 1995, it appears that the Fed was successful. Inventories are declining. Consumer interest, if not demand, is reviving and the economy is showing signs of firming.

--------------------------------------------------------------------------------
+With the maximum sales charge of 4.00%, the Fund's total return for the period was 39.44% (Investor Shares).

A POSITIVE OUTLOOK FOR THE MARKETS

In the months ahead, we expect the economy to grow at a slow and steady annual pace between 2% and 3%. Inflationary pressures, too, are expected to be very moderate. Overall, we believe the environment should prove to be a positive one for both stocks and bonds.

In fact, the inflation picture looks better today than it did six months ago. Commodity price pressure has subsided. Improving productivity and slow economic growth in the first half of 1995 have freed up capacity and eased building bottlenecks. Just as important, unit labor costs (which take into account both the effects of stagnating real wages and productivity growth) have barely moved over the past year.

Meanwhile, Congress seems to be making a serious effort to reduce government spending, and, while it is impossible to predict what legislation might be passed, it is clear that any credible action in this arena will improve the environment in the financial markets.

IN CLOSING . . .

We urge you to read the following report closely. In it, you will find a detailed discussion of the performance of each of the BB&T Mutual Funds during the year ended September 30, 1995.

Finally, we thank you for your continued confidence in us. We look forward to providing you with the investment management you expect and serving your financial needs now and in the future. As always, if you would like a prospectus, have any questions or require any assistance, please don't hesitate to call us at 1-800-228-1872.

Sincerely,

LOGO
/s/ J. David Huber
------------------
J. David Huber
Chairman
BB&T Mutual Funds Group

LOGO
/s/ David C. McMahon
--------------------
David C. McMahon
Chief Investment Officer and Senior Vice President
Branch Banking and Trust Company

--------------------------------------------------------------------------------

Shares of the BB&T Mutual Funds are NOT FDIC INSURED and are not deposits or obligations of, or guaranteed or endorsed by, Branch Banking and Trust Company or its affiliates. Investment products involve investment risks, including the possible loss of principal.

For more complete information on any of the BB&T Mutual Funds, including fees, expenses and sales charges, please call 1-800-228-1872 for a prospectus. Please read the prospectus carefully before investing or sending money.

PERFORMANCE REPORT

THE BB&T GROWTH AND INCOME STOCK FUND

As the economy leveled off and "landed softly" during the first three quarters of 1995, the stock market ignited and soared to record levels. The bull market was a broadly based advance, but investors' attention focused particularly on technology and large-company growth stocks throughout much of the period. More conservative, value-oriented stocks gained ground as well, but, due primarily to a lack of investor interest, did not advance as dramatically as technology issues did during the period.

Consequently, because the Fund is value oriented and invested in mid-sized and larger companies across a broad spectrum of industries, it underperformed its industry benchmark. For the 12 months ended September 30, 1995, it posted a gain of 20.62% (Investor Shares)1 versus a gain of 29.7% in the S&P 500 Stock Index over the same period.

UPWARD MOMENTUM SLOWS

While a slow-growth environment is positive for stocks long term, it also creates vulnerability in the short term, particularly for those companies that reported record-breaking earnings in the first half of 1995. As growth slows throughout the economy, this kind of performance will be much harder to repeat. In the months ahead it is possible that moderate economic growth will make dramatic earnings growth difficult to achieve.

Nonetheless, we are very optimistic about the Fund's prospects. While it is very difficult to predict when the market's attention will return to value stocks, the Fund is well positioned for the slow-but-steady growth economy that lies ahead.

As of September 30, 1995, the Fund's top five holdings were: Aon Corp. (2.57%), Anheuser-Busch (2.53%), Sprint (2.52%), Lockheed Martin (2.29%) and Royal Dutch Petroleum (2.24%).













--------------------------------------------------------------------------------
1With the maximum sales charge of 4.00%, the Fund's total return for the 12-month period was 15.79% (Investor Shares).

                       BB&T GROWTH AND INCOME STOCK FUND
                                 LOGO

The graph that appears on page 4 of the BB&T annual report represents a comparison between a $10,000 investment made on October 9, 1992, in Trust Shares and in Investor Shares of the BB&T Growth and Income Stock Fund and in the S&P 500 Stock Index. The chart indicates that $10,000 invested on October 9, 1992, in Trust Shares would have been worth $14,531 and in Investor Shares would have been worth $13,841 on September 30, 1995, as opposed to $15,759 had the $10,000 been invested in the S&P 500 Stock Index.

The table that appears on page 4 indicates that BB&T Growth and Income Stock Fund Trust Shares had a one-year return of 20.88% and an average annualized total return since inception on October 9, 1992, of 13.37% and that the Investor Shares (reflecting the 4.00% maximum sales charge) had a one-year return of 15.79% and an average annualized total return since inception of 11.53%

Past performance is not predictive of future results. Investment return and the principal value of shares in the BB&T Mutual Funds will fluctuate so that the shares, when redeemed, may be worth more or less than their original cost.

The performance of the BB&T Growth and Income Stock Fund is measured against the S&P 500 Stock Index, an unmanaged index generally considered to be representative of the performance of the U.S. stock market as a whole. The index does not reflect the deduction of expenses associated with a mutual fund, such as investment management and fund accounting fees. The Fund's performance reflects the deduction of fees for these value-added services.

THE BB&T SMALL COMPANY GROWTH FUND 2

Designed for aggressive growth investors, the Small Company Growth Fund was introduced on December 7, 1994. With holdings in more than 100 small-capitalization, high-growth companies, the portfolio is widely diversified across a broad spectrum of industries.

During its first 10 months of operations, the Fund had a relatively high concentration in the technology sector -- causing it to benefit handsomely as technology stocks led the market's upward surge. As a result, we are extremely pleased to report that since its inception through September 30, 1995, the Fund posted a total return of 45.30% (Investor Shares),3 outperforming the 29.23% return of its benchmark, the Russell 2000, by 16 percentage points.

--------------------------------------------------------------------------------
2Small capitalization companies typically carry additional risks since smaller companies generally have a higher risk of failure and, by definition, are not as well established as "blue chip" companies. Historically, small-company stocks have experienced a greater degree of market volatility than stocks on average.
3With the maximum sales charge of 4.00%, the Fund's total return since inception was 39.44% (Investor Shares).

A STRONG START AND SOLID POTENTIAL

While it is far too early to judge the Fund's long-term performance prospects, we are very pleased with its launch and outstanding performance to date. In addition, we believe that the Fund is likely to benefit from a change in investor sentiment.

When the economy is in a slow-growth mode, as it is now, investors seeking above-average earnings growth have traditionally turned to small-capitalization growth companies -- the type of companies in which the Fund invests. In the months ahead, we will continue to seek out companies that show both dynamic growth potential and financial strength.

As of September 30, 1995, the Fund's top five holdings were: Macromedia (1.74%), U.S. Robotics (1.70%), Dura Pharmaceuticals (1.50%), Softkey International (1.47%) and United Waste Systems (1.41%).

                         BB&T SMALL COMPANY GROWTH FUND
                                 LOGO

The graph that appears on page 5 of the BB&T annual report represents a comparison between a $10,000 investment made on December 7, 1994, in Trust Shares and in Investor Shares of the BB&T Small Company Growth Fund and in the Russell 2000. The chart indicates that $10,000 invested on December 7, 1994, in Trust Shares would have been worth $14,570 and in Investor Shares would have been worth $13,944 on September 30, 1995, as opposed to $12,923 had the $10,000 been invested in the Russell 2000.

The table that appears on page 5 indicates that BB&T Small Company Growth Fund Trust Shares had a aggregate total return of 45.70% and that the Investor Shares (reflecting the 4.00% maximum sales charge) had and aggregate total return of 39.44% since the Fund's inception on December 7, 1994.

Past performance is not predictive of future results. Investment return and the principal value of shares in the BB&T Mutual Funds will fluctuate so that the shares, when redeemed, may be worth more or less than their original cost.

The performance of the BB&T Small Company Growth Fund is measured against the Russell 2000, an unmanaged index generally considered to be representative of the performance of small-capitalization stocks. The index does not reflect the deduction of expenses associated with a mutual fund, such as investment management and fund accounting fees. The Fund's performance reflects the deduction of fees for these value-added services.

THE BB&T BALANCED FUND

The period of the Fund's fiscal year, from October 1, 1994, through September 30, 1995, witnessed a dramatic turnaround in both the stock and bond markets. After trading in a narrow range throughout most of 1994, stocks were on a stampede in the first half of 1995, with technology stocks enjoying the most spectacular gains. Value-oriented stocks, such as those in the Fund's broadly diversified portfolio, rose solidly during the period despite investors' clear preference for growth-oriented issues.

In addition, the Fund's holdings in the bond market performed well. As we moved into 1995, maturities were extended in anticipation of a leveling off and possible decline in interest rates. Consequently, as rates fell throughout the spring and summer, the Fund benefited.

The Fund's total return of 18.00% (Investor Shares)4 for the year ended September 30, 1995, fell between the returns of its two benchmarks, the S&P 500 Stock Index and the Lehman Brothers Intermediate Government Bond Index, which had returns of 29.7% and 10.6%, respectively, during the period.

LONG-TERM TRENDS ARE UP

The slow-growth, low-inflation environment we anticipate promises to be a good one for both stocks and bonds. Unless there is an unexpected drop in corporate profits or a problematic increase in inflation in the short term, we do not expect to make major changes in the Fund's current allocation. As of September 30, 1995, 48% of the Fund was invested in fixed-income securities, 46% in stocks and 6% in cash and cash equivalents.

At period's end, the Fund's top five equity holdings were: Hewlett Packard (1.42%), Royal Dutch Petroleum (1.07%), Monsanto (1.05%), Schering Plough (0.97%)and SAFECO (0.95%). The Fund's fixed-income holdings were concentrated in U.S. Treasury securities, and this part of the portfolio had an average maturity of 5.6 years.

--------------------------------------------------------------------------------
4With the maximum sales charge of 4.00%, the Fund's total return for the 12-month period was 13.24% (Investor Shares).

                               BB&T BALANCED FUND
                                     LOGO

The graph that appears on page 7 of the BB&T annual report represents a comparison between a $10,000 investment made on July 1, 1993, in Trust shares and Investor Shares of the BB&T Balanced Fund and in the S&P 500 Stock Index and the Lehman Brothers Intermediate Government Bond Index. The chart indicates that $10,000 invested on July 1, 1993, in Trust Shares would have been worth $12,095 and in Investor Shares would have been worth $11,576 on September 30, 1995, as opposed to $13,800 had the $10,000 been invested in the S&P 500 Stock Index and $11,124 had the money been invested in the Lehman Brothers Intermediate Government Bond Index.

The table that appears on page 7 indicates that BB&T Balanced Fund Trust Shares had a one-year return of 18.23% and an average annualized total return since inception on July 1, 1993, of 8.81% and that the Investor Shares (reflecting the 4.00% maximum sales charge) had a one-year return of 13.24% and an average annualized total return since inception of 6.71%.

Past performance is not predictive of future results. Investment return and the principal value of shares in the BB&T Mutual Funds will fluctuate so that the shares, when redeemed, may be worth more or less than their original cost.

The performance of the BB&T Balanced Fund is measured against the S&P 500 Stock Index, an unmanaged index generally considered to be representative of the performance of the stock market as a whole, and against the Lehman Brothers Intermediate Government Bond Index, widely used as a broad measure of the performance of U.S. Government bonds with maturities of less than 10 years. The indices do not reflect the deduction of expenses associated with a mutual fund, such as investment management and fund accounting fees. The Fund's performance reflects the deduction of fees for these value-added services.

THE BB&T INTERMEDIATE U.S. GOVERNMENT BOND FUND AND
THE BB&T SHORT-INTERMEDIATE U.S. GOVERNMENT INCOME FUND

While 1994 was a year marked by rapidly rising interest rates and record losses in the bond markets, 1995 provided bond investors with a dramatic turnaround as slower economic growth, subdued inflation and a more accommodating Federal Reserve all helped to bring interest rates down sharply.

In late 1994, we began lengthening maturities in both portfolios, reflecting our belief that yield levels appeared too high given our outlook for relatively low inflation and only modest economic growth. As a result, the Funds' Trust Shares and Investor Shares (without the maximum sales charge) outperformed their benchmarks as rates moved downward through the past spring and summer.

For the 12 months ended September 30, 1995, the Intermediate U.S. Government Bond Fund posted a total return of 12.63% (Investor Shares)5 and the Short-Intermediate U.S. Government Income Fund, 8.74% (Investor Shares),5 compared to 10.6% for the Lehman Brothers Intermediate Government Bond Index and 8.2% for the Lehman Brothers 1-3 Year Government Bond Index, respectively.

--------------------------------------------------------------------------------
5With the maximum sales charge of 2.00%, the Intermediate U.S. Government Bond
 Fund had a total return of 10.38% (Investor Shares) for the 12-month period and the Short-Intermediate U.S. Government Income Fund returned 6.52% (Investor Shares).

FAVORABLE OUTLOOK CONTINUES FOR BONDS

Meaningful Federal budget reductions in Washington could give the fixed-income markets a substantial boost. Whether this will occur any time in the near future, however, is uncertain. Nevertheless, we anticipate continuing positive performance in the fixed-income markets as inflation remains well contained and the economy maintains a moderate pace of growth. The combination of these factors, we believe, is likely to prompt a further reduction in interest rates by the Federal Reserve.

As of September 30, 1995, the average maturity of the Intermediate U.S. Government Bond Fund was 6.6 years and of the Short-Intermediate U.S. Government Income Fund, 3.6 years.

As is characteristic of our investment style, our fixed-income portfolios remain fully invested and are heavily concentrated in debt obligations of the U.S. Government and its agencies. No major changes are anticipated in the maturity structure or allocation of either portfolio in the months ahead.

                  BB&T INTERMEDIATE U.S. GOVERNMENT BOND FUND
                                 LOGO

The graph that appears on page 8 of the BB&T annual report represents a comparison between a $10,000 investment made on October 9, 1992, in Trust Shares and in Investor Shares of the BB&T Intermediate U.S. Government Bond Fund and in the Lehman Brothers Intermediate Government Bond Index. The chart indicates that $10,000 invested on October 9, 1992, in Trust Shares would have been worth $11,976 and in Investor Shares would have been worth $11,658 on September 30, 1995, as opposed to $11,791 had the $10,000 been invested in the Lehman Brothers Intermediate Government Bond Index.

The table that appears on page 8 indicates that BB&T Intermediate U.S. Government Bond Fund Trust Shares had a one-year return of 12.91% and an average annualized total return since inception on October 9, 1992, of 6.24% and that the Investor Shares (reflecting the 2.00% maximum sales charge) had a one-year return of 10.38% and an average annualized total return since inception of 5.29%.

Past performance is not predictive of future results. Investment return and the principal value of shares in the BB&T Mutual Funds will fluctuate so that the shares, when redeemed, may be worth more or less than their original cost.

The performance of the BB&T Intermediate U.S. Government Bond Fund is measured against the Lehman Brothers Intermediate Government Bond Index, widely used as a broad measure of the performance of U.S. Government bonds with maturities of less than 10 years. The index does not reflect the deduction of expenses associated with a mutual fund, such as investment management and fund accounting fees. The Fund's performance reflects the deduction of fees for these value-added services.

              BB&T SHORT-INTERMEDIATE U.S. GOVERNMENT INCOME FUND


The graph that appears on page 9 of the BB&T annual report represents a comparison between a $10,000 investment made on November 30, 1992, in Trust Shares of the BB&T Short-Intermediate U.S. Government Income Fund and in the Lehman Brothers 1-3 Year Government Bond Index. The chart indicates that $10,000 invested on November 30, 1992, in Trust Shares would have been worth $11,579 and in Investor Shares would have been worth $11,280 on September 30, 1995, as opposed to $11,568 had the $10,000 been invested in the Lehman Brothers 1-3 Year Government Bond Index.

The table that appears on page 9 indicates that BB&T Short-Intermediate U.S. Government Income Fund Trust Shares had a one-year return of 9.01% and an average annualized total return since inception on November 30, 1992, of 5.30% and that the Investor Shares (reflecting the 2.00% maximum sales charge) had a one-year return of 6.52% and an average annualized total return since inception of 4.34%


                                 LOGO

Past performance is not predictive of future results. Investment return and the principal value of shares in the BB&T Mutual Funds will fluctuate so that the shares, when redeemed, may be worth more or less than their original cost.

The performance of the BB&T Short-Intermediate U.S. Government Income Fund is measured against the Lehman Brothers 1-3 Year Government Bond Index, widely used as a measure of the performance of U.S. Government bonds in that maturity range. The index does not reflect the deduction of expenses associated with a mutual fund, such as investment management and fund accounting fees. The Fund's performance reflects the deduction of fees for these value-added services.

THE BB&T NORTH CAROLINA INTERMEDIATE TAX-FREE FUND 6

Lack of supply, fear of defaults and the prospect of tax reform plagued the municipal markets throughout the year ended September 30, 1995. During the first 10 months of 1995, the number of newly issued municipal bonds dropped 24% from 1994 levels as taxpayers pressured officials to reduce debt. After acknowledging a loss of some $1.7 billion due to derivatives trading, Orange County, California, defaulted on its debt in December 1994 -- and sent a wave of anxiety through the marketplace. As if all this weren't enough, investors were bedeviled regularly by news reports on tax reform proposals and their possible impact on the tax-exempt status of municipal bonds.

Given this uncertain environment, we approached the marketplace very cautiously throughout the year. However, our emphasis on quality -- which, we believe, best serves the capital preservation objectives of our shareholders -- caused the Fund to underperform its benchmark.

--------------------------------------------------------------------------------
6The Fund's income may be subject to certain state and local taxes and, depending on your tax status, to the federal alternative minimum tax.

For the year ended September 30, 1995, the Fund had a total return of 7.61% (Investor Shares)7 compared to 9.3% for the Lehman Brothers 5-Year General Obligations Index. In judging Fund performance, investors should keep in mind that the index includes bonds with lower credit quality than those in the Fund's portfolio and bonds issued primarily by municipalities outside of North Carolina.

REFORM UNLIKELY BEFORE THE ELECTION

Long term, it seems that some sort of tax reform is inevitable. Short term, however, we expect heated debate to continue. This, combined with short supply and credit concerns, is likely to still worry investors. Consequently, in the months ahead, we expect to continue to maintain our conservative investment posture.

As of September 30, 1995, the Fund held laddered maturities of high-quality North Carolina municipal bonds. On that date, all securities in the Fund were rated A+ or better, and the Fund's overall credit quality was AA, with 84% of the assets invested in general obligation bonds and 13% in revenue bonds. General obligation bonds are backed by the taxing power of a municipality; revenue bonds depend on fees, such as tolls paid on bridges and roads, to make debt repayment.

                 BB&T NORTH CAROLINA INTERMEDIATE TAX-FREE FUND

The graph that appears on page 10 of the BB&T annyal report represents a comparison between a $10,000 investment made on October 16, 1992, in Trust Shares and Investor Shares of the BB&T North Carolina Intermediate Tax-Free Fund and in the Lehman Brothers 5-Year General Obligations Index. The chart indicates that $10,000 invested on October 16, 1992, in Trust Shares would have been worth $11,355 and in Investor Shares would have been worth $11,097 on September 30, 1995, as opposed to $11,856 had the $10,000 been invested in the Lehman Brothers 5-Year General Obligations Index.

The table that appears on page 10 indicates that BB&T North Carolina Intermediate Tax-Free Fund Trust Shares had a one-year return of 7.77% and average annualize return since inception on October 16, 1992, of 4.39% and that the Investor Shares (reflecting the 2.00% maximum sales charge) had a one-year return of 5.45% and an average annualized total return since inception of 3.58%.

                                 LOGO

Past performance is not predictive of future results. Investment return and the principal value of shares in the BB&T Mutual Funds will fluctuate so that the shares, when redeemed, may be worth more or less than their original cost.

The performance of the BB&T North Carolina Intermediate Tax-Free Fund is measured against the Lehman Brothers 5-Year General Obligations Index, widely used as a broad measure of the performance of tax-exempt municipal securities with an average maturity of five years. The index does not reflect the deduction of expenses associated with a mutual fund, such as investment management and fund accounting fees. The Fund's performance reflects the deduction of fees for these value-added services.

--------------------------------------------------------------------------------
7With the maximum sales charge of 2.00%, the North Carolina Intermediate
 Tax-Free Fund's total return was 5.45% (Investor Shares) for the 12-month period.

THE U.S. TREASURY MONEY MARKET FUND

After a year of increasing short-term interest rates, the Federal Reserve reversed direction and lowered rates slightly in July 1995. Anticipating such a move, the Fund was approximately 51% invested in a laddered portfolio of U.S. Treasury securities with 49% invested in overnight repurchase agreements, positioning the Fund to benefit when rates were lowered.

As of September 30, 1995, the average maturity of the portfolio was 36 days. As always, we continue to monitor the credit quality of all issuers very closely. At period's end, the average credit quality of the portfolio was AAA.

Some of the fees of the Funds are currently being waived, resulting in higher total returns than would occur if the full fees were charged. The composition of the Funds' holdings is subject to change. Although the BB&T U.S. Treasury Money Market Fund seeks to maintain a stable net asset value of $1.00 per share, there is no assurance that it will be able to do so.

The BB&T Mutual Funds are distributed by BISYS Fund Services.

Shares in the Funds involve investment risks, including possible loss of principal, so that an investor's shares when redeemed, may be worth more or less than their original cost. Fund shares are not deposits or obligations of, or guaranteed or endorsed by, Branch Banking and Trust Company or its affiliates, nor are they insured by the FDIC or any other agency.

                               TABLE OF CONTENTS

                          Independent Auditors' Report
                                    PAGE 13

                      Statements of Assets and Liabilities
                                    PAGE 14

                            Statements of Operations
                                    PAGE 16

                      Statements of Changes in Net Assets
                                    PAGE 18

                       Schedules of Portfolio Investments
                                    PAGE 25

                         Notes to Financial Statements
                                    PAGE 38

                              Financial Highlights
                                    PAGE 44

                          INDEPENDENT AUDITORS' REPORT

The Shareholders and Board of Trustees of
  BB&T Mutual Funds Group:

We have audited the accompanying statements of assets and liabilities of the BB&T Mutual Funds Group -- U.S. Treasury Money Market Fund, Short-Intermediate U.S. Government Income Fund, Intermediate U.S. Government Bond Fund, North Carolina Intermediate Tax-Free Fund, Growth and Income Stock Fund, Balanced Fund and Small Company Growth Fund, including the schedules of portfolio investments, as of September 30, 1995, and the related statements of operations, statements of changes in net assets and the financial highlights for each of the periods indicated herein. These financial statements and the financial highlights are the responsibility of the BB&T Mutual Funds Group's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included verification of securities owned as of September 30, 1995, by confirmation with the custodian and other appropriate audit procedures. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of each of the aforementioned funds comprising the BB&T Mutual Funds Group at September 30, 1995, the results of their operations, the changes in their net assets and the financial highlights for each of the periods indicated herein, in conformity with generally accepted accounting principles.

                                                           KPMG Peat Marwick LLP

Columbus, Ohio
November 16, 1995

BB&T MUTUAL FUNDS GROUP

                      STATEMENTS OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 1995

                                                                   U.S.
                                                                 TREASURY       SHORT-INTERMEDIATE      INTERMEDIATE
                                                               MONEY MARKET      U.S. GOVERNMENT       U.S. GOVERNMENT
                                                                   FUND            INCOME FUND            BOND FUND
                                                               ------------     ------------------     ---------------
                          ASSETS:
Investments, at value......................................    $ 69,290,147        $ 51,455,190          $83,046,793
Repurchase agreements......................................      65,333,196
                                                               ------------     ------------------     ---------------
                                                                134,623,343          51,455,190           83,046,793
Interest receivable........................................          29,661             943,873            1,197,107
Prepaid expenses...........................................                               5,655                2,183
                                                               ------------     ------------------     ---------------
        Total Assets.......................................     134,653,004          52,404,718           84,246,083
                                                               ------------     ------------------     ---------------
                       LIABILITIES:
Dividends payable..........................................         524,888             247,666              420,056
Accrued expenses and other payables:
    Investment advisory fees...............................          42,299              21,753               34,373
    Administration fees....................................          21,150               8,701               13,749
    Distribution fees......................................           2,642               1,463                1,100
    Accounting and transfer agent fees.....................           3,845               5,320                5,451
    Other..................................................          27,242              13,350               19,533
                                                               ------------     ------------------     ---------------
        Total Liabilities..................................         622,066             298,253              494,262
                                                               ------------     ------------------     ---------------
                        NET ASSETS:
Capital....................................................     134,030,938          53,283,058           83,739,873
Undistributed net investment income........................                                                    5,718
Net unrealized appreciation on investments.................                             141,131            1,222,853
Accumulated undistributed net realized losses on investment
  transactions.............................................                          (1,317,724)          (1,216,623)
                                                               ------------     ------------------     ---------------
        Net Assets.........................................    $134,030,938        $ 52,106,465          $83,751,821
                                                               =============    =================      ===============
Net Assets
    Investor Class.........................................    $ 13,947,892        $  7,101,935          $ 5,173,383
    Trust Class............................................     120,083,046          45,004,530           78,578,438
                                                               ------------     ------------------     ---------------
        Total..............................................    $134,030,938        $ 52,106,465          $83,751,821
                                                               =============    =================      ===============
Outstanding units of beneficial interest (shares)
    Investor Class.........................................      13,947,892             718,579              523,612
    Trust Class............................................     120,083,046           4,551,421            7,944,872
                                                               ------------     ------------------     ---------------
        Total..............................................     134,030,938           5,270,000            8,468,484
                                                               =============    =================      ===============
Net asset value
    Investor Class--redemption price per share.............    $       1.00        $       9.88          $      9.88
    Trust Class--offering and redemption price per share...            1.00                9.89                 9.89
                                                               =============    =================      ===============
Maximum Sales Charge (Investor Class)......................                                2.00%                2.00%
                                                                                =================      ===============
Maximum Offering Price (100%/(100%-Maximum Sales Charge) of
  net asset value adjusted to nearest cent) per
  share--Investor Class....................................    $       1.00 (a)    $      10.08          $     10.08
                                                               =============    =================      ===============
Investments, at cost.......................................    $134,623,343        $ 51,314,059          $81,823,940
                                                               =============    =================      ===============

---------

(a) Offering price and redemption price are the same for the U.S. Treasury Money Market Fund.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP

                      STATEMENTS OF ASSETS AND LIABILITIES
                               SEPTEMBER 30, 1995

                                                       NORTH CAROLINA      GROWTH AND                      SMALL COMPANY
                                                        INTERMEDIATE      INCOME STOCK      BALANCED          GROWTH
                                                       TAX-FREE FUND          FUND            FUND             FUND
                                                       --------------     ------------     -----------     -------------
                      ASSETS:
Investments, at value..............................     $ 36,466,086     $157,031,202      $58,704,084      $18,035,329
Cash...............................................                                                                 478
Interest and dividends receivable..................          479,205          338,347          579,035           16,644
Unamortized organization costs.....................                                                              13,229
Receivable from adviser............................                                                              20,079
Prepaid expenses...................................            6,059           11,596            8,032
                                                       -------------      -----------      -----------     ------------
        Total Assets...............................       36,951,350      157,381,145       59,291,151       18,085,759
                                                       -------------      -----------      -----------     ------------
                   LIABILITIES:
Dividends payable..................................          109,860          212,313          186,699
Payable to brokers for investments purchased.......                           597,510
Accrued expenses and other payables:
    Investment advisory fees.......................           15,212           62,774           23,769           14,190
    Administration fees............................            4,564           25,110            9,508            2,838
    Distribution fees..............................            1,085            2,195            1,910              210
    Accounting and transfer agent fees.............            3,674            5,575            5,174            3,390
    Other..........................................            9,024           30,683           13,330            7,499
                                                       -------------      -----------      -----------     -------------
        Total Liabilities..........................          143,419          936,160          240,390           28,127
                                                       -------------      -----------      -----------     -------------
                    NET ASSETS:
Capital............................................       36,477,531      132,510,060       54,397,463       14,633,202
Undistributed net investment loss..................                                                             (92,263)
Net unrealized appreciation on investments.........          408,350       23,024,049        5,045,189        3,781,210
Accumulated undistributed net realized gains
  (losses) on investment transactions..............          (77,950)         910,876         (391,891)        (264,517)
                                                       -------------      -----------      -----------     ------------
        Net Assets.................................     $ 36,807,931     $156,444,985      $59,050,761      $18,057,632
                                                       =============      ===========      ===========     ============
Net Assets
    Investor Class.................................     $  8,716,921      $10,842,146      $ 9,256,795      $ 1,095,603
    Trust Class....................................       28,091,010      145,602,839       49,793,966       16,962,029
                                                       -------------      -----------      -----------     ------------
        Total......................................     $ 36,807,931     $156,444,985      $59,050,761      $18,057,632
                                                       =============     =============     ===========     ============
Outstanding units of beneficial interest (shares)
    Investor Class.................................          858,931          836,152          838,797           75,426
    Trust Class....................................        2,767,497       11,210,329        4,520,644        1,164,384
                                                       -------------      -----------      -----------     ------------
        Total......................................        3,626,428       12,046,481        5,359,441        1,239,810
                                                       =============      ===========      ===========     ============
Net asset value
    Investor Class--redemption price per share.....     $      10.15      $     12.97      $     11.04      $     14.53
    Trust Class--offering and redemption price per
      share........................................            10.15            12.99            11.01            14.57
                                                       =============      ===========       ==========     ============
Maximum Sales Charge (Investor Class)..............             2.00%            4.00%            4.00%            4.00%
                                                       =============      ===========       ==========     ============
Maximum Offering Price (100%/(100%-Maximum Sales
  Charge) of net asset value adjusted to nearest
  cent) per share--Investor Class..................     $      10.36      $     13.51      $     11.50      $     15.14
                                                       =============      ===========       ==========     ============
Investments, at cost...............................     $ 36,057,736     $134,007,153      $53,658,895      $14,254,119
                                                       =============      ===========       ==========     ============

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP

                            STATEMENTS OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995

                                                                   U.S.
                                                                 TREASURY       SHORT-INTERMEDIATE      INTERMEDIATE
                                                               MONEY MARKET      U.S. GOVERNMENT       U.S. GOVERNMENT
                                                                   FUND            INCOME FUND            BOND FUND
                                                               ------------     ------------------     ---------------
INVESTMENT INCOME:
Interest income............................................     $5,842,430         $  3,394,971          $ 5,704,702
                                                               -----------         ------------          -----------
      Total Income.........................................      5,842,430            3,394,971            5,704,702
                                                               -----------         ------------          -----------
EXPENSES:
Investment advisory fees...................................        409,837              303,486              469,936
Administration fees........................................        204,919              101,143              156,602
Distribution fees..........................................         29,664               38,279               30,397
Custodian and accounting fees..............................         53,477               51,806               51,815
Legal and audit fees.......................................         27,165               15,447               23,432
Organization costs.........................................            207                  828                  413
Trustees' fees and expenses................................          6,713                3,111                5,666
Transfer agent fees........................................         36,680               45,715               44,295
Registration and filing fees...............................            241                4,338                1,765
Printing costs.............................................         18,292               16,975               21,728
Other......................................................          5,758                3,443                5,268
Expenses voluntarily reduced...............................        (36,486)             (93,829)            (131,239)
                                                               -----------         ------------          -----------
      Total Expenses.......................................        756,467              490,742              680,078
                                                               -----------         ------------          -----------
Net Investment Income......................................      5,085,963            2,904,229            5,024,624
                                                               -----------         ------------          -----------
REALIZED/UNREALIZED GAINS (LOSSES) ON INVESTMENTS:
Net realized losses on investment transactions.............                          (1,125,416)          (1,194,343)
Change in unrealized appreciation on investments...........                           2,643,412            5,832,579
                                                               -----------         ------------          -----------
Net realized/unrealized gains on investments...............                           1,517,996            4,638,236
                                                               -----------         ------------          -----------
Change in net assets resulting from operations.............     $5,085,963         $  4,422,225          $ 9,662,860
                                                               ===========         ============          ===========

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP

                            STATEMENTS OF OPERATIONS
                     FOR THE YEAR ENDED SEPTEMBER 30, 1995

                                                       NORTH CAROLINA      GROWTH AND                      SMALL COMPANY
                                                        INTERMEDIATE      INCOME STOCK       BALANCED         GROWTH
                                                       TAX-FREE FUND          FUND             FUND           FUND(A)
                                                       --------------     -------------     ----------     -------------
INVESTMENT INCOME:
Interest income....................................      $1,771,895        $   323,820      $2,055,182      $    64,787
Dividend income....................................                          3,405,070         653,671            2,512
                                                         ----------        -----------      ----------      -----------
      Total Income.................................       1,771,895          3,728,890       2,708,853           67,299
                                                         ----------        -----------      ----------      -----------
EXPENSES:
Investment advisory fees...........................         227,111            858,300         368,838           68,262
Administration fees................................          75,704            231,951          99,630           13,648
Distribution fees..................................          45,536             43,873          41,978            1,885
Custodian and accounting fees......................          46,277             55,906          54,031           58,570
Legal and audit fees...............................          10,984             34,424          14,910            4,043
Organization costs.................................             138                344                           10,747
Trustees' fees and expenses........................           2,746              8,029           3,649              608
Transfer agent fees................................          43,044             60,847          46,029           25,785
Registration and filing fees.......................           4,242              7,181           6,395            1,366
Printing costs.....................................          14,836             14,079           6,314            1,789
Other..............................................           2,679              6,853           3,375               70
Expenses voluntarily reduced.......................        (117,564)          (350,340)       (165,028)          (7,132)
                                                         ----------        -----------      ----------      ------------
      Total expenses before reimbursement..........         355,733            971,447         480,121          179,641
      Reimbursement of expenses....................                                                             (20,079)
                                                         ----------        -----------      ----------      ------------
      Total Expenses...............................         355,733            971,447         480,121          159,562
                                                         ----------        -----------      ----------      ------------
Net Investment Income (Loss).......................       1,416,162          2,757,443       2,228,732          (92,263)
                                                         ----------        -----------      ----------      -----------
REALIZED/UNREALIZED GAINS (LOSSES) ON INVESTMENTS:
Net realized gains (losses) on investment
  transactions.....................................         (77,950)         1,084,821        (361,045)        (264,517)
Change in unrealized appreciation on investments...       1,483,907         18,939,826       6,451,498        3,781,210
                                                         ----------        -----------      ----------      -----------
Net realized/unrealized gains on investments.......       1,405,957         20,024,647       6,090,453        3,516,693
                                                         ----------        -----------      ----------      -----------
Change in net assets resulting from operations.....      $2,822,119        $22,782,090      $8,319,185      $ 3,424,430
                                                         ==========        ===========      ==========      ===========

---------

(a) For the period from December 7, 1994 (commencement of operations) through September 30, 1995.

                       See notes to financial statements.

                            BB&T MUTUAL FUNDS GROUP
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                               U.S. TREASURY MONEY MARKET FUND
                                      ----------------------------------------------------------------------------------
                                          TOTAL           INVESTOR           TRUST             TOTAL          INVESTOR
                                      ------------------------------------------------     -----------------------------
                                                     FOR THE YEAR ENDED                         FOR THE YEAR ENDED
                                                     SEPTEMBER 30, 1995                         SEPTEMBER 30, 1994
                                      ------------------------------------------------     -----------------------------
FROM INVESTMENT ACTIVITIES:
OPERATIONS:
  Net investment income...........    $   5,085,963     $    285,363     $   4,800,600     $   2,401,193     $    28,928
                                      -------------     ------------     -------------     -------------     -----------
Change in net assets resulting
  from operations.................        5,085,963          285,363         4,800,600         2,401,193          28,928
                                      -------------     ------------     -------------     -------------     -----------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income......       (5,085,963)        (285,363)       (4,800,600)       (2,401,193)        (28,928)
                                      -------------     ------------     -------------     -------------     -----------
Change in net assets from
  shareholder distributions.......       (5,085,963)        (285,363)       (4,800,600)       (2,401,193)        (28,928)
                                      -------------     ------------     -------------     -------------     -----------
CAPITAL TRANSACTIONS:
  Proceeds from shares issued.....      413,983,846       39,015,125       374,968,721       436,739,006       8,607,901
  Dividends reinvested............          507,038          235,433           271,605           105,939          21,083
  Cost of shares redeemed.........     (359,409,516)     (26,788,169)     (332,621,347)     (433,136,762)     (7,422,587)
                                      -------------     ------------     -------------     -------------     -----------
Change in net assets from share
  transactions....................       55,081,368       12,462,389        42,618,979         3,708,183       1,206,397
                                      -------------     ------------     -------------     -------------     -----------
Change in net assets..............       55,081,368       12,462,389        42,618,979         3,708,183       1,206,397
NET ASSETS:
  Beginning of period.............       78,949,570        1,485,503        77,464,067        75,241,387         279,106
                                      -------------     ------------     -------------     -------------     -----------
  End of period...................    $ 134,030,938     $ 13,947,892     $ 120,083,046     $  78,949,570     $ 1,485,503
                                      =============     ============     =============     =============     ===========
SHARE TRANSACTIONS:
  Issued..........................      413,983,846       39,015,125       374,968,721       436,739,006       8,607,901
  Reinvested......................          507,038          235,433           271,605           105,939          21,083
  Redeemed........................     (359,409,516)     (26,788,169)     (332,621,347)     (433,136,762)     (7,422,587)
                                      -------------     ------------     -------------     -------------     -----------
Change in shares..................       55,081,368       12,462,389        42,618,979         3,708,183       1,206,397
                                       ============      ===========      ============      ============      ==========


                                        TRUST


FROM INVESTMENT ACTIVITIES:
OPERATIONS:
  Net investment income...........  $   2,372,265
                                    -------------
Change in net assets resulting
  from operations.................      2,372,265
                                    -------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income......     (2,372,265)
                                    -------------
Change in net assets from
  shareholder distributions.......     (2,372,265)
                                    -------------
CAPITAL TRANSACTIONS:
  Proceeds from shares issued.....    428,131,105
  Dividends reinvested............         84,856
  Cost of shares redeemed.........   (425,714,175)
                                    -------------
Change in net assets from share
  transactions....................      2,501,786
                                    -------------
Change in net assets..............      2,501,786
NET ASSETS:
  Beginning of period.............     74,962,281
                                    -------------
  End of period...................  $  77,464,067
                                     ============
SHARE TRANSACTIONS:
  Issued..........................    428,131,105
  Reinvested......................         84,856
  Redeemed........................   (425,714,175)
                                    -------------
Change in shares..................      2,501,786
                                     ============

                       See notes to financial statements.

                            BB&T MUTUAL FUNDS GROUP
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                              SHORT-INTERMEDIATE U.S. GOVERNMENT INCOME FUND
                                      ----------------------------------------------------------------------------------------------
                                         TOTAL          INVESTOR          TRUST            TOTAL          INVESTOR          TRUST
                                      ---------------------------------------------     --------------------------------------------
                                                   FOR THE YEAR ENDED                                FOR THE YEAR ENDED
                                                   SEPTEMBER 30, 1995                                SEPTEMBER 30, 1994
                                      ---------------------------------------------     --------------------------------------------
FROM INVESTMENT ACTIVITIES:
OPERATIONS:
  Net investment income...........   $  2,904,229     $   421,136     $  2,483,093     $  2,667,188     $   751,097     $ 1,916,091
  Net realized losses on
    investment transactions.......     (1,125,416)       (193,547)        (931,869)        (192,308)        (49,485)       (142,823)
  Net change in unrealized
    appreciation (depreciation) on
    investments...................      2,643,412         384,878        2,258,534       (3,405,619)     (1,030,587)     (2,375,032)
                                      -----------      ----------      -----------      -----------      ----------      ----------
Change in net assets resulting
  from operations.................      4,422,225         612,467        3,809,758         (930,739)       (328,975)       (601,764)
                                      -----------      ----------      -----------      -----------      ----------      ----------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income......     (2,904,229)       (421,136)      (2,483,093)      (2,667,188)       (751,192)     (1,915,996)
  From net realized gains on
    investments...................                                                          (26,544)         (8,671)        (17,873)
                                      -----------      ----------      -----------      -----------      ----------      ----------
Change in net assets from
  shareholder distributions.......     (2,904,229)       (421,136)      (2,483,093)      (2,693,732)       (759,863)     (1,933,869)
                                      -----------      ----------      -----------      -----------      ----------      ----------
CAPITAL TRANSACTIONS:
  Proceeds from shares issued.....     16,642,791         238,092       16,404,699       20,838,661       5,917,567      14,921,094
  Dividends reinvested............        778,260         335,908          442,352          859,609         586,860         272,749
  Cost of shares redeemed.........    (15,385,757)     (4,008,351)     (11,377,406)     (19,081,759)     (9,985,347)     (9,096,412)
                                      -----------      ----------      -----------      -----------      ----------      ----------
Change in net assets from share
  transactions....................      2,035,294      (3,434,351)       5,469,645        2,616,511      (3,480,920)      6,097,431
                                      -----------      ----------      -----------      -----------      ----------      ----------
Change in net assets..............      3,553,290      (3,243,020)       6,796,310       (1,007,960)     (4,569,758)      3,561,798
NET ASSETS:
  Beginning of period.............     48,553,175      10,344,955       38,208,220       49,561,135      14,914,713      34,646,422
                                      -----------      ----------      -----------      -----------      ----------      ----------
  End of period...................   $ 52,106,465     $ 7,101,935     $ 45,004,530     $ 48,553,175     $10,344,955     $38,208,220
                                      ===========      ==========      ===========      ===========      ==========      ==========
SHARE TRANSACTIONS:
  Issued..........................      1,718,480          24,465        1,694,015        2,082,458         586,106       1,496,352
  Reinvested......................         80,130          34,730           45,400           86,281          58,821          27,460
  Redeemed........................     (1,581,451)       (417,677)      (1,163,774)      (1,929,430)     (1,017,081)       (912,349)
                                      -----------      ----------      -----------      -----------      ----------      ----------
Change in shares..................        217,159        (358,482)         575,641          239,309        (372,154)        611,463
                                      ===========      ==========      ===========      ===========      ==========      ==========

                       See notes to financial statements.

                            BB&T MUTUAL FUNDS GROUP
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                          INTERMEDIATE U.S. GOVERNMENT BOND FUND
                                      ------------------------------------------------------------------------------
                                         TOTAL          INVESTOR          TRUST            TOTAL          INVESTOR
                                      ---------------------------------------------     ----------------------------
                                                   FOR THE YEAR ENDED                        FOR THE YEAR ENDED
                                                   SEPTEMBER 30, 1995                        SEPTEMBER 30, 1994
                                      ---------------------------------------------     ----------------------------
FROM INVESTMENT ACTIVITIES:
OPERATIONS:
  Net investment income...........    $  5,024,624     $   377,937     $  4,646,687     $  4,275,563     $   412,238
  Net realized losses on
    investment transactions.......      (1,194,343)        (97,955)      (1,096,388)         (16,562)         (1,816)
  Net change in unrealized
    appreciation (depreciation) on
    investments...................       5,832,579         454,421        5,378,158       (7,226,527)       (752,184)
                                      ------------     -----------     ------------     ------------     -----------
Change in net assets resulting
  from operations.................       9,662,860         734,403        8,928,457       (2,967,526)       (341,762)
                                      ------------     -----------     ------------     ------------     -----------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income......      (5,024,624)       (377,937)      (4,646,687)      (4,275,563)       (412,292)
  From net realized gains on
    investments...................                                                          (104,773)         (9,254)
                                      ------------     -----------     ------------     ------------     -----------
Change in net assets from
  shareholder distributions.......      (5,024,624)       (377,937)      (4,646,687)      (4,380,336)       (421,546)
                                      ------------     -----------     ------------     ------------     -----------
CAPITAL TRANSACTIONS:
  Proceeds from shares issued.....      23,171,044         322,927       22,848,117       36,134,520       3,133,265
  Dividends reinvested............       3,929,840         320,094        3,609,746        3,571,711         342,161
  Cost of shares redeemed.........     (23,210,413)     (2,597,921)     (20,612,492)     (22,189,202)     (1,177,879)
                                      ------------     -----------     ------------     ------------     -----------
Change in net assets from share
  transactions....................       3,890,471      (1,954,900)       5,845,371       17,517,029       2,297,547
                                      ------------     -----------     ------------     ------------     -----------
Change in net assets..............       8,528,707      (1,598,434)      10,127,141       10,169,167       1,534,239
NET ASSETS:
  Beginning of period.............      75,223,114       6,771,817       68,451,297       65,053,947       5,237,578
                                      ------------     -----------     ------------     ------------     -----------
  End of period...................    $ 83,751,821     $ 5,173,383     $ 78,578,438     $ 75,223,114     $ 6,771,817
                                      ============     ===========     ============     ============     ===========
SHARE TRANSACTIONS:
  Issued..........................       2,419,901          34,521        2,385,380        3,706,922         310,750
  Reinvested......................         414,007          33,838          380,169          362,184          34,820
  Redeemed........................      (2,420,431)       (270,549)      (2,149,882)      (2,268,815)       (123,726)
                                      ------------     -----------     ------------     ------------     -----------
Change in shares..................         413,477        (202,190)         615,667        1,800,291         221,844
                                      ============     ===========     ============     ============     ===========


                                       TRUST


FROM INVESTMENT ACTIVITIES:
OPERATIONS:
  Net investment income...........  $  3,863,325
  Net realized losses on
    investment transactions.......       (14,746)
  Net change in unrealized
    appreciation (depreciation) on
    investments...................    (6,474,343)
                                    ------------
Change in net assets resulting
  from operations.................    (2,625,764)
                                    ------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income......    (3,863,271)
  From net realized gains on
    investments...................       (95,519)
                                    ------------
Change in net assets from
  shareholder distributions.......    (3,958,790)
                                    ------------
CAPITAL TRANSACTIONS:
  Proceeds from shares issued.....    33,001,255
  Dividends reinvested............     3,229,550
  Cost of shares redeemed.........   (21,011,323)
                                    ------------
Change in net assets from share
  transactions....................    15,219,482
                                    ------------
Change in net assets..............     8,634,928
NET ASSETS:
  Beginning of period.............    59,816,369
                                    ------------
  End of period...................  $ 68,451,297
                                    ============
SHARE TRANSACTIONS:
  Issued..........................     3,396,172
  Reinvested......................       327,364
  Redeemed........................    (2,145,089)
                                    ------------
Change in shares..................     1,578,447
                                    ============

                       See notes to financial statements.

                            BB&T MUTUAL FUNDS GROUP
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                NORTH CAROLINA INTERMEDIATE TAX-FREE FUND
                                      ----------------------------------------------------------------------------------------------
                                         TOTAL          INVESTOR          TRUST            TOTAL          INVESTOR          TRUST
                                      ---------------------------------------------     --------------------------------------------
                                                   FOR THE YEAR ENDED                                FOR THE YEAR ENDED
                                                   SEPTEMBER 30, 1995                                SEPTEMBER 30, 1994
                                      ---------------------------------------------     --------------------------------------------
FROM INVESTMENT ACTIVITIES:
OPERATIONS:
  Net investment income...........    $ 1,416,162     $   330,842     $  1,085,320     $  1,385,916     $   495,411     $   890,505
  Net realized losses on
    investment transactions.......        (77,950)        (17,801)         (60,149)
  Net change in unrealized
    appreciation (depreciation) on
    investments...................      1,483,907         318,089        1,165,818       (1,872,922)       (719,709)     (1,153,213)
                                     ------------     -----------     ------------     ------------     -----------     -----------
Change in net assets resulting
  from operations.................      2,822,119         631,130        2,190,989         (487,006)       (224,298)       (262,708)
                                     ------------     -----------     ------------     ------------     -----------     -----------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income......     (1,416,162)       (330,842)      (1,085,320)      (1,385,916)       (495,443)       (890,473)
  From net realized gains on
    investments...................                                                          (42,900)        (17,774)        (25,126)
                                     ------------     -----------     ------------     ------------     -----------     -----------
Change in net assets from
  shareholder distributions.......     (1,416,162)       (330,842)      (1,085,320)      (1,428,816)       (513,217)       (915,599)
                                     ------------     -----------     ------------     ------------     -----------     -----------
CAPITAL TRANSACTIONS:
  Proceeds from shares issued.....     10,916,979         560,783       10,356,196       17,551,624       5,538,486      12,013,138
  Dividends reinvested............        278,161         278,140               21          438,378         438,368              10
  Cost of shares redeemed.........    (14,646,808)     (3,505,541)     (11,141,267)     (11,043,767)     (7,851,161)     (3,192,606)
                                     ------------     -----------     ------------     ------------     -----------     -----------
Change in net assets from share
  transactions....................     (3,451,668)     (2,666,618)        (785,050)       6,946,235      (1,874,307)      8,820,542
                                     ------------     -----------     ------------     ------------     -----------     -----------
Change in net assets..............     (2,045,711)     (2,366,330)         320,619        5,030,413      (2,611,822)      7,642,235
NET ASSETS:
  Beginning of period.............     38,853,642      11,083,251       27,770,391       33,823,229      13,695,073      20,128,156
                                     ------------     -----------     ------------     ------------     -----------     -----------
  End of period...................   $ 36,807,931     $ 8,716,921     $ 28,091,010     $ 38,853,642     $11,083,251     $27,770,391
                                     ============     ===========     ============     ============     ===========     ===========
SHARE TRANSACTIONS:
  Issued..........................      1,107,634          56,493        1,051,141        1,746,068         546,801       1,199,267
  Reinvested......................         28,266          28,264                2           43,495          43,494               1
  Redeemed........................     (1,480,683)       (358,791)      (1,121,892)      (1,105,431)       (788,108)       (317,323)
                                     ------------     -----------     ------------     ------------     -----------     -----------
Change in shares..................       (344,783)       (274,034)         (70,749)         684,132        (197,813)        881,945
                                     ===========      ===========     ============     ============     ===========     ===========

                       See notes to financial statements.

                            BB&T MUTUAL FUNDS GROUP
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                       GROWTH AND INCOME STOCK FUND
                                      ----------------------------------------------------------------------------------------------
                                         TOTAL          INVESTOR          TRUST            TOTAL          INVESTOR         TRUST
                                      ---------------------------------------------     --------------------------------------------
                                                   FOR THE YEAR ENDED                                FOR THE YEAR ENDED
                                                   SEPTEMBER 30, 1995                                SEPTEMBER 30, 1994
                                      ---------------------------------------------     --------------------------------------------
FROM INVESTMENT ACTIVITIES:
OPERATIONS:
  Net investment income...........    $ 2,757,443     $   188,855     $  2,568,588     $  2,380,026     $  165,916     $  2,214,110
  Net realized gains on investment
    transactions..................      1,084,821          83,203        1,001,618        2,230,099        173,474        2,056,625
  Net change in unrealized
    appreciation (depreciation) on
    investments...................     18,939,826       1,403,235       17,536,591       (1,357,242)      (104,932)      (1,252,310)
                                     ------------     -----------     ------------     ------------     ----------     ------------
Change in net assets resulting
  from operations.................     22,782,090       1,675,293       21,106,797        3,252,883        234,458        3,018,425
                                     ------------     -----------     ------------     ------------     ----------     ------------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income......     (2,757,443)       (187,792)      (2,569,651)      (2,380,026)      (169,426)      (2,210,600)
  From net realized gains on
    investments...................     (1,084,821)        (83,203)      (1,001,618)        (965,529)       (68,029)        (897,500)
  In excess of net realized gains
    on investments................     (1,260,922)       (108,268)      (1,152,654)
                                     ------------     -----------     ------------     ------------     ----------     ------------
Change in net assets from
  shareholder distributions.......     (5,103,186)       (379,263)      (4,723,923)      (3,345,555)      (237,455)      (3,108,100)
                                     ------------     -----------     ------------     ------------     ----------     ------------
CAPITAL TRANSACTIONS:
  Proceeds from shares issued.....     57,688,354       2,464,804       55,223,550       37,024,984      2,617,619       34,407,365
  Dividends reinvested............      3,097,037         378,623        2,718,414        2,300,354        228,419        2,071,935
  Cost of shares redeemed.........    (19,347,795)     (1,270,600)     (18,077,195)     (30,271,987)      (879,115)     (29,392,872)
                                     ------------     -----------     ------------     ------------     ----------     ------------
Change in net assets from share
  transactions....................     41,437,596       1,572,827       39,864,769        9,053,351      1,966,923        7,086,428
                                     ------------     -----------     ------------     ------------     ----------     ------------
Change in net assets..............     59,116,500       2,868,857       56,247,643        8,960,679      1,963,926        6,996,753
NET ASSETS:
  Beginning of period.............     97,328,485       7,973,289       89,355,196       88,367,806      6,009,363       82,358,443
                                     ------------     -----------     ------------     ------------     ----------     ------------
  End of period...................   $156,444,985     $10,842,146     $145,602,839     $ 97,328,485     $7,973,289     $ 89,355,196
                                     ============     ===========     ============      ===========      =========      ===========
SHARE TRANSACTIONS:
  Issued..........................      4,774,121         205,305        4,568,816        3,275,381        231,882        3,043,499
  Reinvested......................        275,871          33,975          241,896          204,044         20,295          183,749
  Redeemed........................     (1,633,604)       (111,033)      (1,522,571)      (2,685,789)       (77,733)      (2,608,056)
                                     ------------     -----------     ------------     ------------     ----------     ------------
Change in shares..................      3,416,388         128,247        3,288,141          793,636        174,444          619,192
                                      ===========      ==========      ===========      ===========      =========      ===========

                       See notes to financial statements.

                            BB&T MUTUAL FUNDS GROUP
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                             BALANCED FUND
                                      --------------------------------------------------------------------------------------------
                                         TOTAL          INVESTOR          TRUST            TOTAL         INVESTOR         TRUST
                                      ---------------------------------------------     ------------------------------------------
                                                   FOR THE YEAR ENDED                               FOR THE YEAR ENDED
                                                   SEPTEMBER 30, 1995                               SEPTEMBER 30, 1994
                                      ---------------------------------------------     ------------------------------------------
FROM INVESTMENT ACTIVITIES:
OPERATIONS:
  Net investment income...........    $  2,228,732     $   358,163     $  1,870,569     $ 1,524,569     $  269,076     $ 1,255,493
  Net realized losses on
    investment transactions.......        (361,045)        (61,792)        (299,253)        (30,364)        (3,195)        (27,169)
  Net change in unrealized
    appreciation (depreciation) on
    investments...................       6,451,498       1,087,109        5,364,389      (1,731,930)      (349,069)     (1,382,861)
                                      ------------     -----------     ------------     -----------     ----------     -----------
Change in net assets resulting
  from operations.................       8,319,185       1,383,480        6,935,705        (237,725)       (83,188)       (154,537)
                                      ------------     -----------     ------------     -----------     ----------     -----------
DISTRIBUTIONS TO SHAREHOLDERS:
  From net investment income......      (2,228,732)       (355,479)      (1,873,253)     (1,524,569)      (270,511)     (1,254,058)
                                      ------------     -----------     ------------     -----------     ----------     -----------
Change in net assets from
  shareholder distributions.......      (2,228,732)       (355,479)      (1,873,253)     (1,524,569)      (270,511)     (1,254,058)
                                      ------------     -----------     ------------     -----------     ----------     -----------
CAPITAL TRANSACTIONS:
  Proceeds from shares issued.....      18,039,983       1,398,339       16,641,644      32,900,987      6,905,011      25,995,976
  Dividends reinvested............       1,590,880         350,315        1,240,565         975,003        231,677         743,326
  Cost of shares redeemed.........     (14,945,721)     (2,079,598)     (12,866,123)     (6,781,693)      (792,707)     (5,988,986)
                                      ------------     -----------     ------------     -----------     ----------     -----------
Change in net assets from share
  transactions....................       4,685,142        (330,944)       5,016,086      27,094,297      6,343,981      20,750,316
                                      ------------     -----------     ------------     -----------     ----------     -----------
Change in net assets..............      10,775,595         697,057       10,078,538      25,332,003      5,990,282      19,341,721
NET ASSETS:
  Beginning of period.............      48,275,166       8,559,738       39,715,428      22,943,163      2,569,456      20,373,707
                                      ------------     -----------     ------------     -----------     ----------     -----------
  End of period...................    $ 59,050,761     $ 9,256,795     $ 49,793,966     $48,275,166     $8,559,738     $39,715,428
                                      ============     ===========     ============     ===========     ==========     ===========
SHARE TRANSACTIONS:
  Issued..........................       1,719,005         133,311        1,585,694       3,281,982        681,340       2,600,642
  Reinvested......................         156,859          34,562          122,297          97,912         23,275          74,637
  Redeemed........................      (1,469,697)       (206,078)      (1,263,619)       (680,663)       (79,573)       (601,090)
                                      ------------     -----------     ------------     -----------     ----------     -----------
Change in shares..................         406,167         (38,205)         444,372       2,699,231        625,042       2,074,189
                                      ============     ===========     ============     ===========     ==========     ===========

                       See notes to financial statements.

                            BB&T MUTUAL FUNDS GROUP
                      STATEMENTS OF CHANGES IN NET ASSETS

                                                                                      SMALL COMPANY GROWTH FUND
                                                                               ----------------------------------------
                                                                                  TOTAL        INVESTOR        TRUST
                                                                               ----------------------------------------
                                                                               ----------------------------------------
                                                                                         DECEMBER 7, 1994 TO
                                                                                        SEPTEMBER 30, 1995(A)
                                                                               ----------------------------------------
FROM INVESTMENT ACTIVITIES:
OPERATIONS:
  Net investment loss.......................................................   $   (92,263)   $   (5,871)   $   (86,392)
  Net realized losses on investment transactions............................      (264,517)      (13,458)      (251,059)
  Net change in unrealized appreciation on investments......................     3,781,210       206,234      3,574,976
                                                                               -----------    ----------    -----------
Change in net assets resulting from operations..............................     3,424,430       186,905      3,237,525
                                                                               -----------    ----------    -----------
CAPITAL TRANSACTIONS:
  Proceeds from shares issued...............................................    15,189,335       938,909     14,250,426
  Cost of shares redeemed...................................................      (556,133)      (30,211)      (525,922)
                                                                               -----------    ----------    -----------
Change in net assets from share transactions................................    14,633,202       908,698     13,724,504
                                                                               -----------    ----------    -----------
Change in net assets........................................................    18,057,632     1,095,603     16,962,029
NET ASSETS:
  Beginning of period
                                                                               -----------    ----------    -----------
  End of period.............................................................   $18,057,632    $1,095,603    $16,962,029
                                                                               ===========    ==========    ===========
SHARE TRANSACTIONS:
  Issued....................................................................     1,280,823        77,577      1,203,246
  Redeemed..................................................................       (41,013)       (2,151)       (38,862)
                                                                               -----------    ----------    -----------
Change in shares............................................................     1,239,810        75,426      1,164,384
                                                                               ===========    ==========    ===========

---------

(a) Period from commencement of operations.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP
U.S. TREASURY MONEY MARKET FUND

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               SEPTEMBER 30, 1995

PRINCIPAL               SECURITY              AMORTIZED
  AMOUNT               DESCRIPTION               COST
----------    -----------------------------  ------------
U.S. TREASURY BILLS (51.7%):
10,000,000    10/12/95.....................  $  9,982,843
 5,000,000    10/19/95.....................     4,986,300
10,000,000    11/2/95......................     9,952,000
10,000,000    11/24/95.....................     9,918,512
10,000,000    12/14/95.....................     9,889,000
10,000,000    1/11/96......................     9,846,150
10,000,000    2/1/96.......................     9,819,942
 5,000,000    2/22/96......................     4,895,400
                                             ------------
                  Total U.S. Treasury Bills    69,290,147
                                             ------------
                          Total Investments    69,290,147
                                             ------------

PRINCIPAL               SECURITY              AMORTIZED
  AMOUNT               DESCRIPTION               COST
----------    -----------------------------  ------------
REPURCHASE AGREEMENTS (48.7%):
22,000,000    H.S.B.C. Securities, 6.40%,
                10/2/95 (Collateralized by
                23,750,000 U.S. Treasury
                Bills, 9/19/96, market
                value-- $22,498,190).......  $ 22,000,000
20,000,000    Lehman Brothers, 6.38%,
                10/2/95 (Collateralized by
                13,590,000 U.S. Treasury
                Bonds, 12.75%, 11/15/10,
                market
                value--$20,622,363)........    20,000,000
23,333,196    NationsBank, 6.42%, 10/2/95
                (Collateralized by
                23,100,000 U.S. Treasury
                Notes, 6.88%, 8/31/99,
                market value--
                $23,912,308)...............    23,333,196
                                             ------------
                Total Repurchase Agreements    65,333,196
                                             ------------
              Total (Cost--$134,623,343)(a)  $134,623,343
                                             ============

---------
Percentages indicated are based on net assets of $134,030,938.

(a) Cost for federal income tax and financial reporting purposes are the same.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP
SHORT-INTERMEDIATE U.S. GOVERNMENT INCOME FUND

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               SEPTEMBER 30, 1995

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
U.S. GOVERNMENT AGENCIES (6.8%):
Federal Home Loan Bank:
2,500,000    6.17%, 3/8/01..................  $ 2,505,850
1,000,000    7.28%, 7/25/01.................    1,050,170
                                              -----------
    Total U.S. Government Agencies              3,556,020
                                              -----------
U.S. TREASURY NOTES (91.1%):
1,000,000    9.50%, 11/15/95................    1,004,490
1,000,000    9.38%, 4/15/96.................    1,019,450
2,500,000    7.63%, 4/30/96.................    2,527,200
3,000,000    7.88%, 7/15/96.................    3,048,780
6,000,000    6.88%, 3/31/97.................    6,091,980
1,000,000    6.75%, 5/31/97.................    1,013,950
1,500,000    8.88%, 11/15/97................    1,587,810
4,500,000    5.63%, 1/31/98.................    4,476,780
5,000,000    8.25%, 7/15/98.................    5,294,400

SHARES OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
U.S. TREASURY NOTES, CONTINUED:
3,000,000    5.88%, 3/31/99.................  $ 2,992,020
3,000,000    8.00%, 8/15/99.................    3,205,140
1,500,000    6.36%, 1/15/00.................    1,520,415
2,500,000    6.75%, 4/30/00.................    2,570,300
4,000,000    6.38%, 8/15/02.................    4,060,360
7,000,000    6.25%, 2/15/03.................    7,039,970
                                              -----------
                   Total U.S. Treasury Notes   47,453,045
                                              -----------
INVESTMENT COMPANIES (0.9%):
  446,125    Federated Cash Reserves U.S.
               Treasury Fund................      446,125
                                              -----------
    Total Investment Companies                    446,125
                                              -----------
    Total (Cost--$51,314,059)(a)              $51,455,190
                                              ===========

---------

Percentages indicated are based on net assets of $52,106,465.

(a) Represents cost for financial reporting purposes and differs from cost basis for federal income tax purposes by the amount of losses recognized for financial reporting in excess of federal income tax reporting of $14,219. Cost for federal income tax purposes differs from value by net unrealized appreciation of securities as follows:

Unrealized appreciation..............  $ 713,379
Unrealized depreciation..............   (586,467)
                                       ---------
Net unrealized appreciation..........  $ 126,912
                                       =========

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP
INTERMEDIATE U.S. GOVERNMENT BOND FUND

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               SEPTEMBER 30, 1995

  SHARES
    OR
PRINCIPAL                SECURITY               MARKET
  AMOUNT               DESCRIPTION               VALUE
----------    ------------------------------  -----------
U.S. GOVERNMENT AGENCIES (15.3%):
Federal Home Loan Bank:
 2,000,000    8.38%, 10/25/99...............  $ 2,154,480
 3,000,000    7.36%, 7/1/04.................    3,176,100
Federal Home Loan Mortgage Corp.:
 3,271,847    7.50%, 7/1/07, Pool #E00108...    3,327,828
Government National Mortgage Assoc.:
 4,086,580    7.50%, 3/15/23, Pool
              #342553.......................    4,127,936
                                              -----------
    Total U.S. Government Agencies             12,786,344
                                              -----------
U.S. TREASURY BONDS (17.1%):
 1,000,000    8.00%, 8/15/01................    1,017,670
 3,000,000    12.00%, 5/15/05...............    4,227,990
 5,000,000    9.38%, 2/15/06................    6,175,550
 1,000,000    8.38%, 8/15/08................    1,128,420
 1,500,000    9.13%, 5/15/09................    1,774,095
                                              -----------
    Total U.S. Treasury Bonds                  14,323,725
                                              -----------
U.S. TREASURY NOTES (59.1%):
 1,000,000    9.38%, 4/15/96................    1,019,450
 2,000,000    7.88%, 7/15/96................    2,032,520

  SHARES
    OR
PRINCIPAL                SECURITY               MARKET
  AMOUNT               DESCRIPTION               VALUE
----------    ------------------------------  -----------
U.S. TREASURY NOTES, CONTINUED:
 7,000,000    6.50%, 5/15/97................  $ 7,070,840
 4,500,000    7.00%, 4/15/99................    4,644,135
 3,000,000    8.50%, 11/15/00...............    3,322,830
 6,000,000    7.88%, 8/15/01................    6,523,560
 7,500,000    6.38%, 8/15/02................    7,613,175
 7,000,000    6.25%, 2/15/03................    7,039,970
 5,000,000    5.88%, 2/15/04................    4,891,450
 5,000,000    7.25%, 8/15/04................    5,343,300
                                              -----------
                   Total U.S. Treasury Notes   49,501,230
                                              -----------
U.S. TREASURY STRIPS (6.3%):
10,000,000    11/15/05......................    5,291,200
                                              -----------
    Total U.S. Treasury Strips                  5,291,200
                                              -----------
INVESTMENT COMPANIES (1.4%):
 1,144,294    Federated Cash Reserves U.S.
              Treasury Fund.................    1,144,294
                                              -----------
    Total Investment Companies                  1,144,294
                                              -----------
    Total (Cost--$81,823,940)(a)              $83,046,793
                                              ===========

---------

Percentages indicated are based on net assets of $83,751,821.

(a) Represents cost for financial reporting purposes and differs from cost basis for federal income tax purposes by the amount of losses recognized for financial reporting in excess of federal income tax reporting of $55,219. Cost for federal income tax purposes differs from value by net unrealized appreciation of securities as follows:

Unrealized appreciation..............  $ 1,837,231
Unrealized depreciation..............     (669,597)
                                       -----------
Net unrealized appreciation..........  $ 1,167,634
                                       ===========

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP
NORTH CAROLINA INTERMEDIATE TAX-FREE FUND

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               SEPTEMBER 30, 1995

SHARES OR
PRINCIPAL                                             SECURITY                                              MARKET
 AMOUNT                                             DESCRIPTION                                              VALUE
---------    ------------------------------------------------------------------------------------------   -----------
BONDS (96.0%):
Education Bonds (1.1%):
  400,000    Educational Facilities, Bowman Gray Medical School, 4.40%*, 9/1/20, LOC: Wachovia Bank,
               NC......................................................................................   $   400,000
                                                                                                          -----------
Health Care Bonds (6.0%):
  650,000    Charlotte Mecklenburg Hospital, Revenue Bonds, 5.70%, 1/1/01..............................       676,813
  500,000    Charlotte Mecklenburg Hospital, Revenue Bonds, 5.90%, 1/1/02..............................       526,875
  600,000    Medical Care Commission Hospital, Rex Hospital, 4.70%, 6/1/98.............................       603,750
  400,000    Medical Care Commission, Presbyterian Health Services Corp., 5.70%, 10/1/04, Callable
               10/1/02 @ 102...........................................................................       417,500
                                                                                                          -----------
                                                                                                            2,224,938
                                                                                                          -----------
Housing Bonds (1.8%):
  205,000    Housing Finance Authority, Revenue Bond, 3.95%*, 3/1/14...................................       205,000
  445,000    Housing Finance Authority, Revenue Bond, 3.95%*, 9/1/16...................................       445,000
                                                                                                          -----------
                                                                                                              650,000
                                                                                                          -----------
North Carolina General Obligation Bonds (82.9%):
  500,000    Asheville, General Obligations, 4.80%, 6/1/06.............................................       486,250
  470,000    Buncombe County, General Obligations, 5.00%, 3/1/00.......................................       479,400
  500,000    Buncombe County, General Obligations, 5.00%, 3/1/03.......................................       510,625
1,000,000    Cary, General Obligations, 5.50%, 2/1/01..................................................     1,047,500
  545,000    Charlotte, General Obligations, 6.80%, 10/1/97............................................       572,250
  395,000    Charlotte, General Obligations, 5.20%, 7/1/01.............................................       411,788
1,000,000    Charlotte, General Obligations, 7.00%, 7/1/01, Pre-Refunded 7/1/96 @ 102..................     1,042,500
1,000,000    City Of Durham, General Obligations, 4.90%, 2/1/04........................................     1,010,000
  500,000    City Of Durham, General Obligations, 5.00%, 2/1/05........................................       505,625
  275,000    Cleveland County, General Obligations, 7.10%, 6/1/99......................................       300,438
  600,000    Cleveland County, General Obligations, 5.10%, 6/1/03......................................       606,750
  650,000    Cumberland County, General Obligations, 5.60%, 2/1/97.....................................       663,000
  400,000    Durham County, General Obligations, 5.20%, 3/1/01.........................................       415,500
  340,000    Durham County, General Obligations, 5.20%, 3/1/05.........................................       348,925
  500,000    Durham & Wake Counties, General Obligations, 5.75%, 4/1/02................................       533,125
  700,000    Forsyth County, General Obligations, 4.70%, 2/1/99........................................       708,750
  265,000    Forsyth County, General Obligations, 5.40%, 6/1/04, Callable 6/1/02 @ 101.................       275,931
  450,000    Goldsboro, General Obligations, 4.90%, 6/1/99.............................................       455,625
  550,000    Greensboro, General Obligations, 6.00%, 3/1/98............................................       573,375
  500,000    Greenville, General Obligations, 4.80%, 3/1/02............................................       504,375
1,000,000    Guilford County, General Obligations, 4.80%, 4/1/99.......................................     1,016,250
  300,000    Hickory, General Obligations, 6.50%, 5/1/99...............................................       320,625
  680,000    High Point, General Obligations, 4.40%, 4/1/02............................................       662,150
  500,000    Lee County, General Obligations, 5.50%, 2/1/00............................................       519,375
1,000,000    Lincoln County, General Obligations, 4.70%, 6/1/01........................................     1,011,250
1,000,000    Lincoln County, General Obligations, 4.80%, 6/1/04........................................       993,750
  700,000    Mecklenburg County, General Obligations, 5.75%, 3/1/03, Callable 3/1/02 @ 100.5...........       747,250
  500,000    Moore County, General Obligations, 4.75%, 6/1/03..........................................       495,000
  500,000    New Hanover County, General Obligations, 4.30%, 1/1/02....................................       489,375

                                   Continued

BB&T MUTUAL FUNDS GROUP
NORTH CAROLINA INTERMEDIATE TAX-FREE FUND

                  SCHEDULE OF PORTFOLIO INVESTMENTS, CONTINUED
                               SEPTEMBER 30, 1995

SHARES OR
PRINCIPAL                                             SECURITY                                              MARKET
 AMOUNT                                             DESCRIPTION                                              VALUE
---------    ------------------------------------------------------------------------------------------   -----------
BONDS, CONTINUED:
North Carolina General Obligation Bonds, continued:
1,000,000    New Hanover County, General Obligations, 4.50%, 9/1/03....................................   $   981,250
1,500,000    North Carolina State, General Obligations, 5.75%, 3/1/98..................................     1,558,125
  500,000    North Carolina State, General Obligations, 4.70%, 2/1/01..................................       505,625
  670,000    Orange County, General Obligations, 5.10%, 6/1/00.........................................       687,588
  500,000    Orange County, General Obligations, 5.10%, 6/1/06.........................................       503,750
  500,000    Orange County, General Obligations, 5.10%, 6/1/07.........................................       502,500
  500,000    Pitt County, General Obligations, 6.60%, 2/1/96...........................................       504,375
1,000,000    Pitt County, General Obligations, 4.80%, 2/1/00...........................................     1,017,500
  985,000    Raleigh, General Obligations, 4.70%, 2/1/00...............................................     1,007,163
  400,000    Rocky Mount, General Obligations, 5.50%, 5/1/97...........................................       407,500
  700,000    Rowan County, General Obligations, 5.50%, 4/1/05..........................................       730,625
  165,000    Union County, General Obligations, 5.80%, 3/1/97..........................................       168,505
  200,000    Union County, General Obligations, 5.80%, 3/1/05, Callable 3/1/02 @ 101.5.................       209,500
  500,000    Wilkes County, General Obligations, 5.00%, 6/1/01.........................................       503,125
1,000,000    Wake County, General Obligations, 4.50%, 4/1/03...........................................       986,250
1,000,000    Wake County, General Obligations, 4.80%, 4/1/03...........................................       987,500
1,000,000    Wilmington, General Obligations, 4.60%, 3/1/02............................................       992,500
  505,000    Winston Salem, General Obligations, 6.50%, 6/1/99.........................................       543,505
                                                                                                          -----------
                                                                                                           30,503,643
                                                                                                          -----------
Utility Bonds (4.2%):
1,500,000    Municipal Power Catawba Project, Revenue Bonds, 9.00%, 1/1/14, Pre-Refunded 1/1/96 @
               102.....................................................................................     1,548,750
                                                                                                          -----------
    Total Bonds                                                                                            35,327,331
                                                                                                          -----------
INVESTMENT COMPANIES (3.1%):
  748,248    North Carolina Municipal Cash Trust.......................................................       748,248
  390,507    PNC North Carolina Municipal Money Market Portfolio.......................................       390,507
                                                                                                          -----------
    Total Investment Companies                                                                              1,138,755
                                                                                                          -----------
    Total (Cost--$36,057,736)(a)                                                                          $36,466,086
                                                                                                          ===========

---------

Percentages indicated are based on net assets of $36,807,931.

(a) Represents cost for federal income tax purposes and differs from value by net unrealized appreciation of securities as follows:

Unrealized appreciation..............  $470,780
Unrealized depreciation..............   (62,430)
                                       --------
Net unrealized appreciation..........  $408,350
                                       ========

* Variable rate investments. The rate reflected on the Schedule of Investments is the rate in effect at September 30, 1995.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP
GROWTH AND INCOME STOCK FUND

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               SEPTEMBER 30, 1995

                        SECURITY                MARKET
  SHARES              DESCRIPTION                VALUE
----------   ------------------------------  -------------
COMMON STOCKS (95.1%):
Apparel (0.8%):
    23,500   V.F. Corp. ...................  $   1,198,500
                                             -------------
Banks (4.7%):
    64,300   Boatmens Bancshares, Inc. ....      2,379,100
    31,000   J. P. Morgan & Co. ...........      2,398,625
    60,400   Wachovia Corp. ...............      2,604,750
                                             -------------
                                                 7,382,475
                                             -------------
Beverages (2.5%):
    63,600   Anheuser-Busch Co. ...........      3,967,050
                                             -------------
Broadcasting (0.7%):
    13,745   CBS, Inc. ....................      1,097,882
                                             -------------
Business Equipment & Services (3.2%):
    25,400   Dun & Bradstreet Corp. .......      1,470,025
    82,000   Pitney Bowes, Inc. ...........      3,444,000
                                             -------------
                                                 4,914,025
                                             -------------
Capital Equipment (1.5%):
    39,300   Illinois Tool Works...........      2,313,787
                                             -------------
Chemicals--Specialty (3.9%):
    28,500   Air Products & Chemicals,
               Inc. .......................      1,485,562
    26,200   Monsanto Corp. ...............      2,639,650
    36,600   Vulcan Materials Co. .........      1,939,800
                                             -------------
                                                 6,065,012
                                             -------------
Coal (0.8%):
    24,300   Mapco, Inc. ..................      1,251,450
                                             -------------
Communication Equipment (2.0%):
    57,300   Harris Corp. .................      3,144,337
                                             -------------
Computers (5.2%):
    37,900   Apple Computer, Inc. .........      1,411,775
    36,800   Hewlett Packard Co. ..........      3,068,200
    63,500   Honeywell, Inc. ..............      2,722,562
     9,600   International Business
               Machines....................        906,000
                                             -------------
                                                 8,108,537
                                             -------------
Construction Materials (0.7%):
    22,800   PPG Industries................      1,060,200
                                             -------------
Containers (1.1%):
    57,100   Ball Corp. ...................      1,691,587
                                             -------------
Defense (2.3%):
    53,600   Lockheed Martin Corp. ........      3,597,900
                                             -------------
Electrical Equipment (1.9%):
    29,200   Emerson Electric..............      2,087,800
    13,200   General Electric Co. .........        841,500
                                             -------------
                                                 2,929,300
                                             -------------

                        SECURITY                MARKET
  SHARES              DESCRIPTION                VALUE
----------   ------------------------------  -------------
COMMON STOCKS, CONTINUED:
Electronic Components (1.2%):
    36,200   Avnet, Inc. ..................  $   1,868,825
                                             -------------
Food & Related Products (3.2%):
    35,000   Hershey Foods.................      2,253,125
    96,200   Supervalu, Inc. ..............      2,825,875
                                             -------------
                                                 5,079,000
                                             -------------
Forest & Paper Products (2.6%):
    16,300   Kimberly Clark Corp. .........      1,094,137
    64,300   Weyerhaeuser Co. .............      2,933,687
                                             -------------
                                                 4,027,824
                                             -------------
Health Care (3.8%):
    50,100   Glaxo Holdings................      1,208,662
    28,600   Humana, Inc.(b)...............        575,575
    37,500   Johnson & Johnson.............      2,779,687
    39,600   U.S. Healthcare, Inc. ........      1,400,850
                                             -------------
                                                 5,964,774
                                             -------------
Household-General Products (3.1%):
    26,400   Premark International,
               Inc. .......................      1,343,100
    19,450   Unilever New York Shares......      2,528,500
    17,200   Whirlpool Corp. ..............        993,300
                                             -------------
                                                 4,864,900
                                             -------------
Insurance (6.3%):
    98,600   Aon Corp. ....................      4,030,275
    17,164   First Colony Corp. ...........        463,428
    56,600   Lincoln National Corp. .......      2,667,275
    40,700   SAFECO Corp. .................      2,670,938
                                             -------------
                                                 9,831,916
                                             -------------
Leisure Time Industry (1.4%):
    68,100   Hasbro, Inc. .................      2,119,613
                                             -------------
Metals (2.4%):
    27,100   Phelps Dodge Corp. ...........      1,697,138
    64,900   Trinity Industries............      2,011,900
                                             -------------
                                                 3,709,038
                                             -------------
Motor Vehicles (1.5%):
    77,200   Ford Motor Co. ...............      2,402,850
                                             -------------
Multiple Industry (2.7%):
    86,900   Corning Glass.................      2,487,513
    30,200   Minnesota Mining &
               Manufacturing...............      1,706,300
                                             -------------
                                                 4,193,813
                                             -------------
Petroleum (7.8%):
    54,500   Ashland Oil, Inc. ............      1,818,938
    62,700   Chevron Corp., Inc. ..........      3,048,788

                                   Continued

BB&T MUTUAL FUNDS GROUP
GROWTH AND INCOME STOCK FUND

                  SCHEDULE OF PORTFOLIO INVESTMENTS, CONTINUED
                               SEPTEMBER 30, 1995

                        SECURITY                MARKET
  SHARES              DESCRIPTION                VALUE
----------   ------------------------------  -------------
COMMON STOCKS, CONTINUED:
Petroleum, continued:
    25,500   Mobil Corp. ..................  $   2,540,437
    45,100   Phillips Petroleum Co. .......      1,465,750
    28,600   Royal Dutch Petroleum Co. ....      3,510,650
                                             -------------
                                                12,384,563
                                             -------------
Pharmaceuticals (5.4%):
    44,300   Bristol Myers Squibb Co. .....      3,228,363
    60,500   Rhone-Poulenc Rorer...........      2,752,750
    47,600   Schering Plough Corp. ........      2,451,400
                                             -------------
                                                 8,432,513
                                             -------------
Photographic Equipment (0.3%):
     8,900   Eastman Kodak Co. ............        527,325
                                             -------------
Publishing (1.7%):
    21,700   Gannett Co., Inc. ............      1,185,363
    31,700   Houghton Mifflin Co. .........      1,474,050
                                             -------------
                                                 2,659,413
                                             -------------
Railroad (0.3%):
     5,500   CSX Corp. ....................        462,688
                                             -------------
Retail (5.1%):
   110,500   K-Mart Corp. .................      1,602,250
    64,700   Limited, Inc. ................      1,229,300
    63,400   May Department Stores Co. ....      2,773,750
    67,800   Melville Corp. ...............      2,339,100
                                             -------------
                                                 7,944,400
                                             -------------
Security Brokers & Dealers (1.1%):
    64,425   AG Edwards....................      1,715,316
                                             -------------

                        SECURITY                MARKET
  SHARES              DESCRIPTION                VALUE
----------   ------------------------------  -------------
COMMON STOCKS, CONTINUED:
Tobacco (0.9%):
    16,500   Phillip Morris Cos., Inc. ....  $   1,377,750
                                             -------------
Trucking & Shipping (1.0%):
    68,000   Alexander & Baldwin...........      1,632,000
                                             -------------
Utilities-Electric (2.2%):
    61,200   FPL Group, Inc. ..............      2,501,550
    27,200   Texas Utilities Co. ..........        948,600
                                             -------------
                                                 3,450,150
                                             -------------
Utilities-Gas (2.8%):
    45,900   Consolidated Natural Gas
               Co. ........................      1,853,213
    94,400   NICOR, Inc. ..................      2,572,400
                                             -------------
                                                 4,425,613
                                             -------------
Utilities-Telephone (7.0%):
    45,600   Ameritech Corp. ..............      2,376,900
    23,400   A T & T Corp. ................      1,538,550
    57,200   SBC Communications, Inc. .....      3,146,000
   113,000   Sprint Corp. .................      3,955,000
                                             -------------
                                                11,016,450
                                             -------------
    Total Common Stocks                        148,812,776
                                             -------------
INVESTMENT COMPANIES (5.3%):
 2,223,178   Federated Cash Reserves U.S.
               Treasury Fund...............      2,223,178
 5,995,248   Federated Short-Term U.S.
               Government Trust............      5,995,248
                                             -------------
    Total Investment Companies                   8,218,426
                                             -------------
    Total (Cost--$134,007,153)(a)            $ 157,031,202
                                             =============

---------

Percentages indicated are based on net assets of $156,444,985.

(a) Represents cost for federal income tax purposes and differs from value by net unrealized appreciation of securities as follows:

Unrealized appreciation..............  $26,105,088
Unrealized depreciation..............   (3,081,039)
                                       -----------
Net unrealized appreciation..........  $23,024,049
                                       ===========

(b) Represents non-income producing securities.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP
BALANCED FUND

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               SEPTEMBER 30, 1995

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
COMMON STOCKS (45.9%):
Apparel (0.4%):
    5,000    V. F. Corp. ...................  $   255,000
                                              -----------
Banks (2.2%):
    5,000    Banc One Corp. ................      182,500
    9,700    Boatmens Bancshares, Inc. .....      358,900
    2,500    J. P. Morgan & Co. ............      193,437
    2,800    PNC Financial Corp. ...........       78,050
   11,000    Wachovia Corp. ................      474,375
                                              -----------
                                                1,287,262
                                              -----------
Beverages (1.5%):
    7,500    Anheuser-Busch Co. ............      467,812
    8,500    PepsiCo, Inc. .................      433,500
                                              -----------
                                                  901,312
                                              -----------
Business Equipment & Services (2.1%):
    3,000    Dun & Bradstreet Corp. ........      173,625
    5,000    Harris Corp. ..................      274,375
   10,600    Pitney Bowes, Inc. ............      445,200
    2,500    Xerox Corp. ...................      335,937
                                              -----------
                                                1,229,137
                                              -----------
Capital Equipment (0.4%):
    4,000    Illinois Tool Works............      235,500
                                              -----------
Chemicals (2.2%):
    4,700    Air Products & Chemicals,
               Inc. ........................      244,987
    5,500    E. I. Dupont De Nemours Co. ...      378,125
    8,000    Ethyl Corporation..............       89,000
    6,100    Monsanto Corp. ................      614,575
                                              -----------
                                                1,326,687
                                              -----------
Computers (2.8%):
    4,100    Apple Computer Incorporated....      152,725
   10,000    Hewlett Packard Co. ...........      833,750
   11,500    Honeywell, Inc. ...............      493,062
    1,800    International Business
               Machines.....................      169,875
                                              -----------
                                                1,649,412
                                              -----------
Construction Materials (0.6%):
    8,200    PPG Industries.................      381,300
                                              -----------
Defense (0.9%):
    4,000    Lockheed Martin Corp. .........      268,500
    3,000    Raytheon Co. ..................      255,000
                                              -----------
                                                  523,500
                                              -----------

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
COMMON STOCKS, CONTINUED:
Electrical Equipment (1.4%):
    4,500    Emerson Electric...............  $   321,750
    8,000    General Electric Co. ..........      510,000
                                              -----------
                                                  831,750
                                              -----------
Electronic Components (0.4%):
    5,000    Avnet, Inc. ...................      258,125
                                              -----------
Financial Services (0.8%):
    3,200    American Express Co. ..........      142,000
   10,000    American General Corp. ........      373,750
                                              -----------
                                                  515,750
                                              -----------
Food & Related (2.4%):
    3,000    Fleming Companies, Inc. .......       72,000
    3,000    General Mills, Inc. ...........      167,250
    7,200    H. J. Heinz Co. ...............      329,400
    7,000    Hershey Foods..................      450,625
   13,000    Supervalu, Inc. ...............      381,875
                                              -----------
                                                1,401,150
                                              -----------
Forest & Paper Products (1.1%):
    6,000    International Paper Co. .......      252,000
      200    Kimberly Clark Corp. ..........       13,425
    8,000    Weyerhaeuser Co. ..............      365,000
                                              -----------
                                                  630,425
                                              -----------
Health Care (2.6%):
    4,700    Abbott Laboratories............      200,338
    2,000    Bausch & Lomb..................       82,750
    7,400    Glaxo Holdings.................      178,525
    7,500    Johnson & Johnson..............      555,938
    5,000    Merck & Company, Inc. .........      280,000
    6,500    U.S. Healthcare, Inc. .........      229,937
                                              -----------
                                                1,527,488
                                              -----------
Household-Appliances (0.7%):
    6,800    Whirlpool Corp. ...............      392,700
                                              -----------
Household Products (0.9%):
    1,000    Procter & Gamble Co. ..........       77,000
    3,500    Unilever New York Shares.......      455,000
      600    U.S. Industries, Inc.(b).......        9,300
                                              -----------
                                                  541,300
                                              -----------
Insurance (2.3%):
    2,000    Aetna Life & Casualty Co. .....      146,750
    3,300    American International Group,
               Inc. ........................      280,500
    3,500    Lincoln National Corp. ........      164,938

                                   Continued

BB&T MUTUAL FUNDS GROUP
BALANCED FUND

                  SCHEDULE OF PORTFOLIO INVESTMENTS, CONTINUED
                               SEPTEMBER 30, 1995

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
COMMON STOCKS, CONTINUED:
Insurance, continued:
    8,500    SAFECO Corp. ..................  $   557,813
    7,500    USLIFE Corp. ..................      219,374
                                              -----------
                                                1,369,375
                                              -----------
Leisure Time Industry (0.9%):
    2,800    Hasbro, Inc. ..................       87,150
    7,500    The Walt Disney Co. ...........      430,313
                                              -----------
                                                  517,463
                                              -----------
Metal Fabrication (0.3%):
    6,000    Trinity Industries.............      186,000
                                              -----------
Motor Vehicles (0.6%):
    7,300    Ford Motor Co. ................      227,213
    2,500    General Motors Corp. ..........      117,187
                                              -----------
                                                  344,400
                                              -----------
Multiple Industry (1.3%):
   10,000    Corning Glass..................      286,250
   12,000    Hanson Trust American
               Depository Receipts..........      195,000
    5,200    Minnesota Mining &
               Manufacturing................      293,800
                                              -----------
                                                  775,050
                                              -----------
Petroleum (4.0%):
    6,000    Ashland, Inc. .................      200,250
    4,400    Atlantic Richfield Co. ........      472,450
   10,500    Chevron Corp., Inc. ...........      510,563
    5,500    Mobil Corp. ...................      547,937
    5,100    Royal Dutch Petroleum Co. .....      626,025
                                              -----------
                                                2,357,225
                                              -----------
Pharmaceuticals (1.8%):
    6,700    Bristol Myers Squibb Co. ......      488,263
   11,000    Schering Plough Corp. .........      566,500
                                              -----------
                                                1,054,763
                                              -----------
Photographic Equipment (0.2%):
    2,200    Eastman Kodak Co. .............      130,350
                                              -----------
Publishing (0.8%):
    3,800    Gannett Co., Inc. .............      207,575
    2,000    McGraw Hill, Inc. .............      163,500
    2,000    Tribune Co. ...................      132,750
                                              -----------
                                                  503,825
                                              -----------
Railroad (0.4%):
    3,600    Norfolk Southern Corp. ........      269,100
                                              -----------

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
COMMON STOCKS, CONTINUED:
Restaurants (0.1%):
    3,000    Darden Restaurants, Inc.(b)....  $    34,500
                                              -----------
Retail (2.7%):
    3,000    Dayton Hudson Corp. ...........      227,625
    2,500    J.C. Penney, Inc. .............      124,063
   13,000    K-Mart Corp. ..................      188,500
    9,000    May Department Stores Co. .....      393,750
   10,000    Melville Corporation...........      345,000
   11,300    Rite-Aid.......................      316,400
                                              -----------
                                                1,595,338
                                              -----------
Security Brokers & Dealers (0.2%):
    4,000    AG Edwards.....................      106,500
                                              -----------
Tobacco (0.5%):
    3,500    Philip Morris Cos., Inc. ......      292,250
                                              -----------
Trucking & Shipping (0.3%):
    6,200    Alexander & Baldwin............      148,800
                                              -----------
Utilities-Electric (2.0%):
    2,800    American Electric Power,
               Inc. ........................      101,850
    5,000    Duke Power Co. ................      216,875
   11,000    FPL Group, Inc. ...............      449,625
   12,000    Scana Corp. ...................      288,000
    3,500    Texas Utilities Co. ...........      122,063
                                              -----------
                                                1,178,413
                                              -----------
Utilities-Gas (1.4%):
   14,500    NICOR, Inc. ...................      395,125
   10,400    Williams Cos., Inc. ...........      405,600
                                              -----------
                                                  800,725
                                              -----------
Utilities-Telephone (2.4%):
    6,600    Ameritech Corp. ...............      344,025
    5,900    A T & T Corp. .................      387,925
    4,900    Pacific Telesis Group..........      150,675
   14,800    Sprint Corp. ..................      518,000
                                              -----------
                                                1,400,625
                                              -----------
Telecommunications (0.3%):
    4,900    Airtouch(b)....................      150,063
                                              -----------
                         Total Common Stocks   27,102,563
                                              -----------
U.S. TREASURY BONDS (6.4%):
1,500,000    11.13%, 8/15/03................    1,955,580
1,500,000    9.38%, 2/15/06.................    1,852,665
                                              -----------
                   Total U.S. Treasury Bonds    3,808,245
                                              -----------
U.S. TREASURY NOTES (41.4%):
3,000,000    7.13%, 10/15/98................    3,098,970

                                   Continued

BB&T MUTUAL FUNDS GROUP
BALANCED FUND

                  SCHEDULE OF PORTFOLIO INVESTMENTS, CONTINUED
                               SEPTEMBER 30, 1995

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
U.S. TREASURY NOTES, CONTINUED:
3,000,000    8.00%, 8/15/99.................  $ 3,205,140
3,000,000    8.50%, 11/15/00................    3,322,830
3,500,000    7.75%, 2/15/01.................    3,770,025
2,500,000    7.50%, 5/15/02.................    2,689,250
2,500,000    6.38%, 8/15/02.................    2,537,725
2,500,000    6.25%, 2/15/03.................    2,514,275
3,000,000    7.88%, 11/15/04................    3,337,170
                                              -----------
                   Total U.S. Treasury Notes   24,475,385
                                              -----------

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
INVESTMENT COMPANIES (5.6%):
2,346,110    Federated Cash Reserves
                 U.S. Treasury Fund.........  $ 2,346,110
  971,781    Federated Short-Term U.S.
               Government Trust.............      971,781
                                              -----------
                  Total Investment Companies    3,317,891
                                              -----------
                Total (Cost--$53,658,895)(a)  $58,704,084
                                              ===========

---------
Percentages indicated are based on net assets of $59,050,761.

(a) Represents cost for federal income tax purposes and differs from value by net unrealized appreciation of securities as follows:

                                Unrealized appreciation................  $5,695,075
                                Unrealized depreciation................    (649,886)
                                                                         ----------
                                Net unrealized appreciation............  $5,045,189
                                                                         ==========

(b) Represents non-income producing securities.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP
SMALL COMPANY COMPANY GROWTH FUND

                       SCHEDULE OF PORTFOLIO INVESTMENTS
                               SEPTEMBER 30, 1995

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
COMMON STOCKS (82.2%):
Business Services (2.2%):
    6,600    ABR Information Services,
               Inc.(b)......................  $   166,650
    8,400    Acxiom Corp.(b)................      237,300
                                              -----------
                                                  403,950
                                              -----------
Commercial Goods & Services (4.8%):
    6,000    Accustaff, Inc.(b).............      220,500
    4,700    Norrell Corp. .................      152,750
    4,000    Robert Half International,
               Inc.(b)......................      136,500
    6,100    Sitel Corp.(b).................      149,450
    7,100    U.S. Delivery Systems,
               Inc.(b)......................      204,125
                                              -----------
                                                  863,325
                                              -----------
Computer Hardware (3.8%):
    4,500    Cognex Corp.(b)................      217,125
   10,000    Cybex Corp.(b).................      250,000
    2,000    Electronics for Imaging,
               Inc.(b)......................      143,250
    5,100    Integrated Measurement
               System(b)....................       67,575
                                              -----------
                                                  677,950
                                              -----------
Computer Software (14.4%):
    5,100    American Management Systems,
               Inc. ........................      136,425
      200    Arcsys, Inc.(b)................        8,250
    7,600    Aspen Technologies, Inc.(b)....      228,000
    1,500    Baan Co.(b)....................       67,500
    2,700    CBT Group(b)...................      128,925
    5,400    CyCare Systems, Inc.(b)........      179,550
      800    Datalogix(b)...................       11,400
    3,400    Davidson & Associates,
               Inc.(b)......................      118,150
    1,000    Dendrite International,
               Inc.(b)......................       15,250
    2,400    Discreet Logic, Inc.(b)........      132,000
    5,100    Epic Design Technology,
               Inc.(b)......................      247,350
    5,300    HCIA, Inc.(b)..................      136,475
    2,900    Hummingbird Communications(b)..      108,025
    3,500    Imnet Systems, Inc.(b).........       90,125
      100    Legato Systems, Inc.(b)........        2,650
    5,500    Macromedia, Inc.(b)............      314,187
    2,300    Medic Computer Systems,
               Inc.(b)......................      116,725
    7,200    NetManage, Inc.(b).............      171,000
    1,000    Novadigm, Inc.(b)..............       16,875
      800    Premenos Technology Corp.(b)...       26,000
    6,000    Softkey International,
               Inc.(b)......................      265,500
      400    Spyglass, Inc.(b)..............       18,300
    1,200    Touchstone Software Corp.(b)...       12,900
    1,200    Videoserver, Inc.(b)...........       42,300
                                              -----------
                                                2,593,862
                                              -----------

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
COMMON STOCKS, CONTINUED:
Consumer Goods & Services (0.7%):
    6,500    USA Detergents, Inc.(b)........  $   134,875
                                              -----------
Electrical Equipment (1.3%):
      200    C. P. Clarke Corp.(b)..........        5,100
    8,100    Micrel, Inc.(b)................      226,800
                                              -----------
                                                  231,900
                                              -----------
Electronic Components (3.5%):
      900    Act Manufacturing, Inc.(b).....       12,712
    4,200    International Rectifier
               Corp.(b).....................      169,050
    2,400    MEMC Electronic Materials(b)...       65,100
    3,150    Phototronics, Inc.(b)..........      105,525
    2,700    Recoton Corp.(b)...............       74,250
    6,400    Tower Semiconductor Ltd.(b)....      208,000
                                              -----------
                                                  634,637
                                              -----------
Electronic Instruments (0.2%):
    3,600    Telcom Semiconductor,
               Inc.(b)......................       41,400
                                              -----------
Entertainment (1.5%):
    6,100    Regal Cinemas, Inc.(b).........      250,862
    1,000    Speedway Motorsports,
               Inc.(b)......................       26,000
                                              -----------
                                                  276,862
                                              -----------
Environmental Services (1.9%):
    2,700    Sanifill, Inc.(b)..............       88,425
    6,100    United Waste Systems,
               Inc.(b)......................      254,675
                                              -----------
                                                  343,100
                                              -----------
Financial Services (1.3%):
    5,800    Jayhawk Acceptance Corp.(b)....       84,825
    6,300    WFS Financial, Inc.(b).........      143,325
                                              -----------
                                                  228,150
                                              -----------
Homebuilders-Mobile Homes (0.2%):
    2,500    Southern Energy Homes,
               Inc(b).......................       39,688
                                              -----------
Hospital Supply & Management (1.0%):
    3,600    Physician Sales & Service(b)...      172,800
                                              -----------
Hotels & Gaming (0.9%):
    7,500    Doubletree Corp.(b)............      166,875
                                              -----------
Insurance (0.1%):
      600    United Dental Care, Inc.(b)....       18,000
                                              -----------
Leisure Time Industry (2.6%):
    5,000    Hollywood Entertainment
               Corp.(b).....................      107,188
    4,500    Movie Gallery, Inc.(b).........      192,375
    4,350    Scientific Games Holdings
               Corp.(b).....................      162,581
                                              -----------
                                                  462,144
                                              -----------

                                   Continued

BB&T MUTUAL FUNDS GROUP
SMALL COMPANY COMPANY GROWTH FUND

                  SCHEDULE OF PORTFOLIO INVESTMENTS, CONTINUED
                               SEPTEMBER 30, 1995

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
COMMON STOCKS, CONTINUED:
Machinery & Equipment (2.9%):
    1,200    ASM Lithography Holding(b).....  $    52,650
    6,000    Electro Scientific Industries,
               Inc.(b)......................      209,250
    6,300    FSI International, Inc.(b).....      209,475
      700    Ontrak Systems, Inc.(b)........       19,337
    1,000    Silicon Valley Group,
               Inc.(b)......................       38,625
                                              -----------
                                                  529,337
                                              -----------
Medical (1.2%):
    2,400    Clintrials Research(b).........       48,600
    2,800    Quintiles Transnational
               Corp.(b).....................      165,200
                                              -----------
                                                  213,800
                                              -----------
Medical Equipment & Supplies (5.5%):
    1,700    Arrow International, Inc. .....       73,525
    6,300    Gulf South Medical Supply,
               Inc.(b)......................      155,138
    3,400    IDEXX Laboratories, Inc.(b)....      126,650
    1,400    Isolyser Co., Inc.(b)..........       47,775
    5,400    Medisense, Inc.(b).............      130,275
    4,400    Orthofix International
               N.V.(b)......................       68,200
    6,000    Steris Corp.(b)................      252,750
    2,000    Target Therapeutics, Inc.(b)...      140,000
                                              -----------
                                                  994,313
                                              -----------
Medical--Hospital Management & Services (6.0%):
    4,500    American Homepatient,
               Inc.(b)......................      114,750
    4,900    American Oncology
               Resources(b).................      210,700
    7,000    Medpartners, Inc.(b)...........      220,500
    3,100    Occusystems, Inc.(b)...........       64,325
    2,600    Omnicare, Inc. ................      101,400
    6,700    Orthodontic Centers of America,
               Inc. (b).....................      216,075
    1,800    Pediatrix Medical Group(b).....       36,900
    3,150    Phycor, Inc.(b)................      107,888
                                              -----------
                                                1,072,538
                                              -----------
Motor Vehicles (1.1%):
    9,000    Copart, Inc.(b)................      204,750
                                              -----------
                     Pharmaceuticals (1.5%):
    9,100    Dura Pharmaceuticals,
               Inc.(b)......................      270,725
                                              -----------
                          Publishing (0.5%):
      300    Desktop Data, Inc.(b)..........       10,425
    2,500    Gartner Group, Inc.(b).........       81,875
                                              -----------
                                                   92,300
                                              -----------

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
COMMON STOCKS, CONTINUED:
Restaurants (2.3%):
    5,000    Applebee's International,
               Inc.(b)......................  $   136,250
    6,700    Landry's Seafood Restaurants,
               Inc.(b)......................      120,600
    1,500    Logan Roadhouse, Inc.(b).......       26,250
    3,100    Papa John's International,
               Inc.(b)......................      139,500
                                              -----------
                                                  422,600
                                              -----------
Retail (9.2%):
    2,100    Bed Bath & Beyond, Inc.(b).....       64,050
   10,000    Books-A-Million, Inc.(b).......      176,250
    2,000    Dollar Tree Stores, Inc.(b)....       68,000
    9,000    Friedman's, Inc., Class A(b)...      195,750
    2,000    Global Directmail Corp.(b).....       49,250
    5,100    Just For Feet, Inc.(b).........      156,825
    5,500    Kenneth Cole Productions(b)....      193,188
    5,300    Men's Warehouse, Inc.(b).......      190,800
    1,800    Micro Warehouse, Inc.(b).......       82,350
    1,000    Oakley, Inc.(b)................       29,625
    5,000    Petco Animal Supplies,
               Inc.(b)......................      130,000
    3,000    Piercing Pagoda, Inc.(b).......       42,000
    4,500    Sunglass Hut International,
               Inc.(b)......................      225,000
    3,750    Trend-Lines, Inc.(b)...........       49,687
                                              -----------
                                                1,652,775
                                              -----------
Telecommunications (7.6%):
    3,000    Adtran, Inc.(b)................      104,250
      800    Coherent Communications Systems
               Corp. (b)....................       22,000
    9,400    EIS International, Inc.(b).....      168,025
    6,600    Gilat Satellite Networks
               Ltd.(b)......................      181,500
    2,800    Madge Networks N.V.(b).........       89,600
    9,200    Microcom, Inc.(b)..............      173,650
    3,000    Shiva Corp.(b).................      183,750
    6,500    Tekelec(b).....................      146,250
    3,600    U.S. Robotics Corp.(b).........      306,900
                                              -----------
                                                1,375,925
                                              -----------
Textile (3.1%):
    2,400    Authentic Fitness Corp.(b).....       54,000
    4,500    Nautica Enterprises, Inc.(b)...      154,125
    6,100    Quiksilver, Inc.(b)............      165,463
    3,800    St. John Knits, Inc. ..........      185,250
                                              -----------
                                                  558,838
                                              -----------

                                   Continued

BB&T MUTUAL FUNDS GROUP
SMALL COMPANY COMPANY GROWTH FUND

                  SCHEDULE OF PORTFOLIO INVESTMENTS, CONTINUED
                               SEPTEMBER 30, 1995

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
COMMON STOCKS, CONTINUED:
Wholesale (0.9%):
    6,000    Peak Technologies Group,
               Inc.(b)......................  $   159,000
                                              -----------
                         Total Common Stocks   14,836,419
                                              -----------
U.S. GOVERNMENT AGENCIES (11.6%):
Federal Home Loan Mortgage Corp.:
2,106,000    9/29/95........................    2,104,894
                                              -----------
              Total U.S. Government Agencies    2,104,894
                                              -----------

 SHARES
   OR
PRINCIPAL               SECURITY                MARKET
 AMOUNT                DESCRIPTION               VALUE
---------    -------------------------------  -----------
U.S. TREASURY NOTES (6.1%):
1,100,000    5.88%, 6/30/00.................  $ 1,094,016
                                              -----------
                   Total U.S. Treasury Notes    1,094,016
                                              -----------
                Total (Cost--$14,254,119)(a)  $18,035,329
                                              -----------

---------

Percentages indicated are based on net assets of $18,057,632.

(a) Represents cost for federal income tax purposes and differs from value by net unrealized appreciation of securities as follows:

                                Unrealized appreciation................  $3,943,162
                                Unrealized depreciation................    (161,952)
                                                                         ----------
                                Net unrealized appreciation............  $3,781,210
                                                                         ==========

(b) Represents non-income producing securities.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP

                         NOTES TO FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1995

1. ORGANIZATION:

   The BB&T Mutual Funds Group ("The Group") was organized on October 1, 1987 and is registered under the Investment Company Act of 1940, as amended ("the 1940 Act"), as a diversified, open-end investment company established as a Massachusetts business trust. Between the date of organization and the date of commencement of operations, the Group had no operations other than incurring organizational expenses and the sale of initial units of beneficial interest ("shares").

   The Group is authorized to issue an unlimited number of shares without par value. The BB&T Mutual Funds Group offers shares of the U.S. Treasury Money Market Fund, the Short-Intermediate U.S. Government Income Fund, the Intermediate U.S. Government Bond Fund, the North Carolina Intermediate Tax-Free Fund, the Growth and Income Stock Fund, the Balanced Fund and the Small Company Growth Fund (referred to individually as a "Fund" and collectively, the "Group"). The Group has issued two classes of shares in each Fund: Investor Shares and Trust Shares. Investor Shares are sold with a front-end sales charge on the Short-Intermediate U.S. Government Income Fund, the Intermediate U.S. Government Bond Fund, the North Carolina Intermediate Tax-Free Fund, the Growth and Income Stock Fund, the Balanced Fund and the Small Company Growth Fund (collectively, "the variable net asset funds"). Both classes of shares in a Fund have identical rights and privileges except with respect to the distribution fees borne by the Investor Shares, expenses allocable exclusively to each class of shares, voting rights on matters affecting a single class of shares and the exchange privilege of each class of shares. Sales of shares of the Group may be made to customers of Branch Banking & Trust Company (BB&T) and its affiliates, to all accounts of correspondent banks of BB&T and to the general public. BB&T serves as investment adviser to the Group.

2. SIGNIFICANT ACCOUNTING POLICIES:

   The following is a summary of significant accounting policies followed by the Group in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.

   SECURITIES VALUATION:

   Investments of the U.S. Treasury Money Market Fund are valued at either amortized cost, which approximates market value, or at original cost, which combined with accrued interest, approximates market value. Under the amortized cost method, discount or premium is amortized on a constant basis to the maturity of the security. In addition, the U.S. Treasury Money Market Fund may not (a) purchase any instrument with a remaining maturity greater than thirteen months unless such instrument is subject to a demand feature, or (b) maintain a dollar-weighted average portfolio maturity which exceeds 90 days.

   Investments in common stocks, commercial paper, corporate bonds, municipal securities, U.S. Government securities, and U.S. Government agency securities of the variable net asset value funds are valued at their market values determined on the latest available bid prices in the principal market (closing sales prices if the principal market is an exchange) in which such securities are normally traded. Investments in investment companies are valued at their respective net asset values as reported by such companies. The

                                   Continued

BB&T MUTUAL FUNDS GROUP

                               SEPTEMBER 30, 1995

   differences between cost and market values of such investments are reflected as unrealized appreciation or depreciation.

   SECURITIES TRANSACTIONS AND RELATED INCOME:

   Securities transactions are accounted for on the date the security is purchased or sold (trade date). Interest income is recognized on the accrual basis and includes, where applicable, the pro rata amortization of premium or discount. Dividend income is recorded on the ex-dividend date. Gains or losses realized on sales of securities are determined by comparing the identified cost of the security lot sold with the net sales proceeds.

   REPURCHASE AGREEMENTS:

   Each Fund of the Group may acquire repurchase agreements from member banks of the Federal Deposit Insurance Corporation and from registered broker/dealers who BB&T deems creditworthy under guidelines approved by the Board of Trustees, subject to the seller's agreement to repurchase such securities at a mutually agreed-upon date and price. The repurchase price generally equals the price paid by the Fund plus interest negotiated on the basis of current short-term rates, which may be more or less than the rate on the underlying portfolio securities. The seller, under a repurchase agreement, is required to maintain the value of collateral held pursuant to the agreement at not less than the repurchase price (including accrued interest). Securities subject to repurchase agreements are held by the Fund's custodian or another qualified custodian or in the Federal Reserve/Treasury book-entry system. Repurchase agreements are considered to be loans by a Fund under the 1940 Act.

   DIVIDENDS TO SHAREHOLDERS:

   Dividends from net investment income are declared daily and paid monthly and distributable net realized capital gains, if any, are declared and distributed at least annually for the U.S. Treasury Money Market Fund, the Short-Intermediate U.S. Government Income Fund, the Intermediate U.S. Government Bond Fund and the North Carolina Intermediate Tax-Free Fund. Dividends from net investment income are declared and paid monthly and distributable net realized capital gains, if any, are declared and distributed at least annually for the Growth and Income Stock Fund and the Balanced Fund. Dividends from net investment income are declared monthly and paid quarterly and distributable net realized capital gains, if any, are declared and distributable at least annually for the Small Company Growth Fund.

   During the year ended September 30, 1994, the Group adopted Statement of Position 93-2, Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. Accordingly, timing differences relating to shareholder distributions are reflected in the components of net assets and permanent book and tax basis differences relating to shareholder distributions have been reclassified to additional paid-in capital. Net investment income, net realized gains and net assets were not affected by this change.

                                   Continued

BB&T MUTUAL FUNDS GROUP

                               SEPTEMBER 30, 1995

   Dividends from net investment income and from net realized capital gains are determined in accordance with income tax regulations which may differ from generally accepted accounting principles. These differences are primarily due to differing treatments for mortgage-backed securities and deferrals of certain losses.

   FEDERAL INCOME TAXES:

   It is the policy of each Fund of the Group to qualify or continue to qualify as a regulated investment company by complying with the provisions available to certain investment companies, as defined in applicable sections of the Internal Revenue Code, and to make distributions of net investment income and net realized capital gains sufficient to relieve it from all, or substantially all, federal income taxes.

   OTHER:

   Expenses that are directly related to one of the Funds are charged directly to that Fund. Other operating expenses for the Group are prorated to the Funds on the basis of relative net assets. All expenses incurred in connection with the Group's organization and registration under the 1940 Act and the Securities Act of 1933 were paid by the Group. Such expenses are being amortized over a period of two years commencing with the initial public offering.

3. PURCHASES AND SALES OF SECURITIES:

   Purchases and sales of securities (excluding short-term securities) for the year ended September 30, 1995 are as follows:

                                                                     PURCHASES         SALES
                                                                    ------------    ------------
   Short-Intermediate U.S. Government Income Fund................   $ 53,437,746    $ 51,764,922
   Intermediate U.S. Government Bond Fund........................   $ 58,195,273    $ 51,876,267
   North Carolina Intermediate Tax-Free Fund.....................   $  3,266,907    $  4,861,937
   Growth and Income Stock Fund..................................   $ 45,400,182    $  9,701,887
   Balanced Fund.................................................   $ 15,692,148    $ 11,159,823
   Small Company Growth Fund(a)..................................   $ 16,206,145    $  3,793,717

      ---------------

   (a) For the period from December 7, 1994 (commencement of operations) through September 30, 1995.

4. RELATED PARTY TRANSACTIONS:

   Investment advisory services are provided to the Group by BB&T. PNC Bank serves as sub-investment advisor to the Small Company Growth Fund. Under the terms of the investment advisory agreement, BB&T is entitled to receive fees based on a percentage of the average net assets of each of the Funds. Under the terms of the sub-investment advisory agreement, PNC Bank is entitled to receive fees based on a percentage of the average net assets of the Small Company Growth Fund.

                                   Continued

BB&T MUTUAL FUNDS GROUP

                               SEPTEMBER 30, 1995

   The Winsbury Company Limited Partnership d/b/a The Winsbury Company ("Winsbury") is an Ohio limited partnership. The sole general partner of Winsbury is BISYS Fund Services, Inc. The sole limited partner of Winsbury is WC Subsidiary Corporation. BISYS Fund Services, Inc., BISYS Fund Services Ohio, Inc. and WC Subsidiary Corporation are all subsidiaries of The BISYS Group, Inc. On October 10, 1995, Winsbury changed its name to BISYS Fund Services Limited Partnership d/b/a BISYS Fund Services.

   Winsbury, with whom certain officers and trustees of the Group are affiliated, serves the Fund as administrator. Such officers and trustees are paid no fees directly by the Funds for serving as officers and trustees of the Group. Under the terms of the administration agreement, Winsbury's fees are computed daily as a percentage of the average net assets of each of the Funds. Winsbury also serves as the Group's distributor and is entitled to receive commissions on sales of shares of the variable net asset value funds. For the year ended September 30, 1995, Winsbury received $86,071 from commissions earned on sales of shares of the Group's variable net asset value funds of which $55,923 was reallowed to BB&T, an investment dealer of the Group's shares. Winsbury receives no fees from the Funds for providing distribution services to the money market funds. BISYS Fund Services, Ohio, Inc., (the Company), an affiliate of Winsbury, serves the Group as Transfer Agent and Mutual Fund Accountant. Under the terms of the Transfer Agent and Accounting Agreement, the Company's fee is based on the number of shareholders and as a percentage of average net assets, respectively.

   The Group has adopted a Distribution and Shareholder Service Plan in accordance with Rule 12b-1 under the 1940 Act for the Investor shares, pursuant to which each Fund is authorized to pay or reimburse Winsbury, as distributor, a periodic amount, calculated at an annual rate not to exceed .50% of the average daily net asset value of the Fund. These fees are used by Winsbury to pay banks, including the investment adviser, broker dealers and other institutions, or to reimburse Winsbury or its affiliates, for administration, distribution and shareholder services in connection with the distribution of Fund shares.

   Fees may be voluntarily reduced or reimbursed to assist the Funds in maintaining competitive expense ratios.

   Information regarding these transactions is as follows for the year ended September 30, 1995.

                                                        U.S.
                                                      TREASURY      SHORT-INTERMEDIATE     INTERMEDIATE
                                                    MONEY MARKET     U.S. GOVERNMENT      U.S. GOVERNMENT
                                                        FUND           INCOME FUND           BOND FUND
                                                    ------------    ------------------    ---------------
   INVESTMENT ADVISORY FEES:
   Annual fee before voluntary fee reductions
     (percentage of average net assets)..........          .40%               .60%                 .60%
   Voluntary fee reductions......................     $ 21,654           $ 74,712            $ 116,052
   ADMINISTRATION FEES:
   Annual fee (percentage of average net
     assets).....................................          .20%               .20%                 .20%
   DISTRIBUTION FEES (INVESTOR SHARES):
   Annual fee before voluntary fee reductions
     (percentage of average net assets)..........          .50%               .50%                 .50%
   Voluntary fee reductions......................     $ 14,832           $ 19,117            $  15,187
   TRANSFER AGENT AND MUTUAL FUND ACCOUNTANT
     FEES........................................     $ 78,908           $ 88,370            $  87,144

                                   Continued

BB&T MUTUAL FUNDS GROUP

                               SEPTEMBER 30, 1995

                                               NORTH CAROLINA     GROWTH AND                 SMALL COMPANY
                                                INTERMEDIATE     INCOME STOCK    BALANCED       GROWTH
                                               TAX-FREE FUND         FUND          FUND         FUND(A)
                                               --------------    ------------    --------    -------------
   INVESTMENT ADVISORY FEES:
   Annual fee before voluntary fee
     reductions (percentage of average net
     assets)................................           .60%             .74%          .74%         1.00%
   Voluntary fee reductions.................      $ 56,780         $328,103      $144,035       $   497
   ADMINISTRATION FEES:
   Annual fee before voluntary fee
     reductions (percentage of average net
     assets)................................           .20%             .20%          .20%          .20%
   Voluntary fee reductions.................      $ 18,917         $    282                     $    95
   DISTRIBUTION FEES (INVESTOR SHARES):
   Annual fee before voluntary fee
     reductions (percentage of average net
     assets)................................           .50%             .50%          .50%          .50%
   Voluntary fee reductions.................      $ 31,865         $ 21,955      $ 20,993       $   950
   TRANSFER AGENT AND MUTUAL FUND ACCOUNTANT
     FEES...................................      $ 81,128         $107,884      $ 90,269       $66,301
   Voluntary fee reductions.................      $ 10,002                                      $ 5,590
   EXPENSES REIMBURSED......................                                                    $20,079

---------

   (a) For the period from December 7, 1994 (commencement of operations) through September 30, 1995.

5. ELIGIBLE DISTRIBUTIONS (UNAUDITED):

   The BB&T Mutual Funds Group designates the following eligible distributions for the dividends received deductions for corporations:

                                                                          GROWTH AND
                                                                         INCOME STOCK    BALANCED
                                                                             FUND          FUND
                                                                         ------------    --------
        Dividend Income...............................................    $3,405,070     $653,671
        Dividend Income Per Share--Investor...........................    $    0.229     $  0.105
        Dividend Income Per Share--Trust..............................    $    0.256     $  0.111

6. EXEMPT-INTEREST INCOME DESIGNATIONS (UNAUDITED):

   The BB&T Mutual Funds Group designates the following exempt-interest dividends for the North Carolina Intermediate Tax-Free Fund's taxable year ended September 30, 1995:

        Exempt-Interest Dividends...............................................    $ 1,372,894
        Exempt-Interest Dividends Per Share--Investor...........................    $     0.347
        Exempt-Interest Dividends Per Share--Trust..............................    $     0.361

   100% of the exempt-interest income for the North Carolina Intermediate Tax-Free Fund's taxable year ended September 30, 1995 was from North Carolina securities.

7. FEDERAL INCOME TAXES (UNAUDITED):

   For federal income tax purposes, the Balanced Fund has capital loss carryforwards as of September 30, 1995, which are available to offset future capital gains, if any:

                                                                              AMOUNT     EXPIRES
                                                                              -------    -------
        Balanced Fund......................................................   $   482      2001
                                                                               30,364      2002

BB&T MUTUAL FUNDS GROUP

                               SEPTEMBER 30, 1995

8. SPECIAL SHAREHOLDER MEETING (UNAUDITED):

   On February 14, 1995, a special meeting of the shareholders of the BB&T Mutual Funds Group was held to consider various proposals, including, among other things, the approval of a new Investment Advisory Agreement between the Group and BB&T, to be effective upon consummation of a planned merger between Southern National Corporation and BB&T Financial Corporation. In addition, the meeting was held to consider the approval of a new Sub-Advisory Agreement between BB&T and PNC Bank and to approve the election of the Board of Trustees of the BB&T Mutual Funds Group.

   ELECTION OF TRUSTEES -- The shareholders of the BB&T Mutual Funds Group, as a group, were requested to direct the proxies to vote for or withhold authority to vote for the election of certain individuals to serve as Trustees of the BB&T Mutual Funds Group. The shareholders of the BB&T Mutual Funds approved each nominee. The results of such solicitation are as follows:

                                                             VOTES
               NOMINEE                    VOTES FOR         WITHHELD
-------------------------------------    ------------     ------------
J. David Huber.......................    126,043,297         93,919
William E. Graham, Jr................    126,043,298         93,919
Thomas W. Lambeth....................    126,036,469         94,651
W. Ray Long..........................    125,787,993         94,477
Robert W. Stewart....................    126,040,868         94,477

   INVESTMENT ADVISORY AGREEMENT -- The shareholders of each Fund approved a new Investment Advisory Agreement with respect to each Fund as follows:

                FUND                      IN FAVOR      OPPOSED      ABSTAIN
-------------------------------------    ----------     -------     ---------
U.S. Treasury Money Market Fund......    94,274,256     165,806     4,342,384
Short-Intermediate U.S. Government
  Income Fund........................     3,996,834           0       278,790
Intermediate U.S. Government Bond
  Fund...............................     7,157,009     153,605        16,569
North Carolina Intermediate Tax-Free
  Fund...............................     3,109,520           0       100,418
Growth and Income Stock Fund.........     7,753,941           0       517,270
Balanced Fund........................     3,998,490       8,106        15,243
Small Company Growth Fund............       250,221           0             0

   SUB-INVESTMENT ADVISORY AGREEMENT -- The shareholders of the Small Company Growth Fund approved a new Sub-Investment Advisory Agreement with respect to the Fund as follows:

                FUND                      IN FAVOR      OPPOSED      ABSTAIN
-------------------------------------    ----------     -------     ---------
Small Company Growth Fund............       250,221           0             0

BB&T MUTUAL FUNDS GROUP

                              FINANCIAL HIGHLIGHTS

                                                                    U.S. TREASURY MONEY MARKET FUND
                                               --------------------------------------------------------------------------

                                                FOR THE YEAR ENDED        FOR THE YEAR ENDED        OCTOBER 5, 1992 TO
                                                SEPTEMBER 30, 1995        SEPTEMBER 30, 1994       SEPTEMBER 30, 1993(A)
                                               ---------------------     --------------------     -----------------------
                                               INVESTOR      TRUST       INVESTOR      TRUST      INVESTOR        TRUST
                                               ---------------------     --------------------     -----------------------
NET ASSET VALUE, BEGINNING OF PERIOD.......    $  1.00      $   1.00     $  1.00      $  1.00     $  1.00        $  1.00
                                               --------     --------     --------     -------     --------       --------
INVESTMENT ACTIVITIES
  Net investment income....................      0.047         0.050       0.027        0.030       0.026          0.027
                                               --------     --------     --------     -------     --------       --------
      Total from Investment Activities.....      0.047         0.050       0.027        0.030       0.026          0.027
                                               --------     --------     --------     -------     --------       --------
DISTRIBUTIONS
  Net investment income....................     (0.047)       (0.050)     (0.027)      (0.030)     (0.026)        (0.027)
                                               --------     --------     --------     -------     --------       --------
      Total Distributions..................     (0.047)       (0.050)     (0.027)      (0.030)     (0.026)        (0.027)
                                               --------     --------     --------     -------     --------       --------
NET ASSET VALUE, END OF PERIOD.............    $  1.00      $   1.00     $  1.00      $  1.00     $  1.00        $  1.00
                                               ========     ========     ========     =======     ========       ========
Total Return...............................       4.81%         5.07%       2.76%        3.01%       2.60%(b)       2.70%(b)
RATIOS/SUPPLEMENTARY DATA:
  Net Assets, End of Period (000)..........    $13,948      $120,083     $ 1,486      $77,464     $   279        $74,962
  Ratio of expenses to average net
    assets.................................       0.98%         0.72%       0.94%        0.67%       0.51%(c)       0.38%(c)
  Ratio of net investment income to average
    net assets.............................       4.81%         4.97%       2.89%        2.97%       2.58%(c)       2.71%(c)
  Ratio of expenses to average net
    assets*................................       1.24%         0.75%       1.32%        0.83%       1.32%(c)       0.81%(c)
  Ratio of net investment income to average
    net assets*............................       4.55%         4.95%       2.51%        2.82%       1.77%(c)       2.27%(c)

---------
 * During the period certain fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.

(a) Period from commencement of operations.

(b) Not annualized.

(c) Annualized.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP

                              FINANCIAL HIGHLIGHTS

                                                             SHORT-INTERMEDIATE U.S. GOVERNMENT INCOME FUND
                                                -------------------------------------------------------------------------

                                                 FOR THE YEAR ENDED       FOR THE YEAR ENDED       NOVEMBER 30, 1992 TO
                                                 SEPTEMBER 30, 1995       SEPTEMBER 30, 1994       SEPTEMBER 30, 1993(A)
                                                --------------------     --------------------     -----------------------
                                                INVESTOR      TRUST      INVESTOR      TRUST      INVESTOR        TRUST
                                                --------------------     --------------------     -----------------------
NET ASSET VALUE, BEGINNING OF PERIOD........     $ 9.60      $  9.61     $ 10.29      $ 10.30     $ 10.00        $ 10.00
                                                --------     -------     --------     -------     --------       --------
INVESTMENT ACTIVITIES
  Net investment income.....................       0.53         0.56        0.50         0.52        0.47           0.49
  Net realized and unrealized gains (losses)
    on investments..........................       0.29         0.28       (0.68)       (0.68)       0.30           0.30
                                                --------     -------     --------     -------     --------       --------
      Total from Investment Activities......       0.82         0.84       (0.18)       (0.16)       0.77           0.79
                                                --------     -------     --------     -------     --------       --------
DISTRIBUTIONS
  Net investment income.....................      (0.54)       (0.56)      (0.50)      (0.52)      (0.48)        (0.49)
  Net realized gains........................                               (0.01)      (0.01)
                                                --------     -------     --------     -------     --------       --------
      Total Distributions...................      (0.54)       (0.56)      (0.51)      (0.53)      (0.48)        (0.49)
                                                --------     -------     --------     -------     --------       --------
NET ASSET VALUE, END OF PERIOD..............     $ 9.88      $  9.89     $  9.60      $  9.61     $ 10.29        $ 10.30
                                                =======      =======     =======      =======     =======        =======
Total Return (excludes sales charge)........       8.74%        9.01%      (1.86%)      (1.66%)      7.80%(b)       8.01%(b)
RATIOS/SUPPLEMENTARY DATA:
  Net Assets, End of Period (000)...........     $7,102      $45,005     $10,345      $38,208     $14,915        $34,646
  Ratio of expenses to average net assets...       1.17%        0.93%       0.89%        0.71%       0.56%(c)       0.39%(c)
  Ratio of net investment income to average
    net assets..............................       5.50%        5.78%       5.01%        5.20%       5.43%(c)       5.60%(c)
  Ratio of expenses to average net
    assets*.................................       1.58%        1.08%       1.58%        1.08%       1.56%(c)       1.05%(c)
  Ratio of net investment income to average
    net assets*.............................       5.09%        5.64%       4.32%        4.83%       4.42%(c)       4.94%(c)
  Portfolio turnover(d).....................     106.81%      106.81%       7.06%        7.06%      14.06%         14.06%

---------
 * During the period certain fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.

(a) Period from commencement of operations.

(b) Not annualized.

(c) Annualized.

(d) Portfolio turnover is calculated on the basis of the Fund as a whole without distinguishing between the classes of shares issued.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP

                              FINANCIAL HIGHLIGHTS

                                                                 INTERMEDIATE U.S. GOVERNMENT BOND FUND
                                                -------------------------------------------------------------------------

                                                 FOR THE YEAR ENDED       FOR THE YEAR ENDED        OCTOBER 9, 1992 TO
                                                 SEPTEMBER 30, 1995       SEPTEMBER 30, 1994       SEPTEMBER 30, 1993(A)
                                                --------------------     --------------------     -----------------------
                                                INVESTOR      TRUST      INVESTOR      TRUST      INVESTOR        TRUST
                                                --------------------     --------------------     -----------------------
NET ASSET VALUE, BEGINNING OF PERIOD........     $ 9.33      $  9.34      $10.39      $ 10.40      $10.00        $ 10.00
                                                --------     -------     --------     -------     --------       --------
INVESTMENT ACTIVITIES
  Net investment income.....................       0.59         0.61        0.59         0.62        0.63           0.64
  Net realized and unrealized gains (losses)
    on investments..........................       0.55         0.55       (1.04)       (1.04)       0.39           0.40
                                                --------     -------     --------     -------     --------       --------
      Total from Investment Activities......       1.14         1.16       (0.45)       (0.42)       1.02           1.04
                                                --------     -------     --------     -------     --------       --------
DISTRIBUTIONS
  Net investment income.....................      (0.59)       (0.61)      (0.59)       (0.62)      (0.63)         (0.64)
  Net realized gains........................                               (0.02)       (0.02)
                                                --------     -------     --------     -------     --------       --------
      Total Distributions...................      (0.59)       (0.61)      (0.61)       (0.64)      (0.63)         (0.64)
                                                --------     -------     --------     -------     --------       --------
NET ASSET VALUE, END OF PERIOD..............     $ 9.88      $  9.89      $ 9.33      $  9.34      $10.39        $ 10.40
                                                =======      =======     =======      =======     =======        =======
Total Return (excludes sales charge)........      12.63%       12.91%      (4.48%)      (4.23%)     10.53%(b)      10.76%(b)
RATIOS/SUPPLEMENTARY DATA:
  Net Assets, End of Period (000)...........     $5,173      $78,578      $6,772      $68,451      $5,238        $59,816
  Ratio of expenses to average net assets...       1.09%        0.85%       0.96%        0.70%       0.59%(c)       0.39%(c)
  Ratio of net investment income to average
    net assets..............................       6.22%        6.43%       6.03%        6.27%       6.26%(c)       6.45%(c)
  Ratio of expenses to average net
    assets*.................................       1.50%        1.00%       1.56%        1.06%       1.55%(c)       1.03%(c)
  Ratio of net investment income to average
    net assets*.............................       5.81%        6.28%       5.43%        5.91%       5.30%(c)       5.82%(c)
  Portfolio turnover(d).....................      68.91%       68.91%       0.38%        0.38%      15.27%         15.27%

---------
 * During the period certain fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.

(a) Period from commencement of operations.

(b) Not annualized.

(c) Annualized.

(d) Portfolio turnover is calculated on the basis of the Fund as a whole without distinguishing between the classes of shares issued.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP

                              FINANCIAL HIGHLIGHTS

                                                                NORTH CAROLINA INTERMEDIATE TAX-FREE FUND
                                                -------------------------------------------------------------------------

                                                 FOR THE YEAR ENDED       FOR THE YEAR ENDED        OCTOBER 16, 1992 TO
                                                 SEPTEMBER 30, 1995       SEPTEMBER 30, 1994       SEPTEMBER 30, 1993(A)
                                                --------------------     --------------------     -----------------------
                                                INVESTOR      TRUST      INVESTOR      TRUST      INVESTOR        TRUST
                                                --------------------     --------------------     -----------------------
NET ASSET VALUE, BEGINNING OF PERIOD........     $ 9.78      $  9.78     $ 10.29      $ 10.29     $ 10.00        $ 10.00
                                                --------     -------     --------     -------     --------       --------
INVESTMENT ACTIVITIES
  Net investment income.....................       0.36         0.37        0.36         0.38        0.36           0.36
  Net realized and unrealized gains (losses)
    on investments..........................       0.37         0.37       (0.50)       (0.50)       0.29           0.29
                                                --------     -------     --------     -------     --------       --------
      Total from Investment Activities......       0.73         0.74       (0.14)       (0.12)       0.65           0.65
                                                --------     -------     --------     -------     --------       --------
DISTRIBUTIONS
  Net investment income.....................      (0.36)       (0.37)      (0.36)       (0.38)      (0.36)         (0.36)
  Net realized gains........................                               (0.01)       (0.01)
                                                --------     -------     --------     -------     --------       --------
      Total Distributions...................      (0.36)       (0.37)      (0.37)       (0.39)      (0.36)         (0.36)
                                                --------     -------     --------     -------     --------       --------
NET ASSET VALUE, END OF PERIOD..............     $10.15      $ 10.15     $  9.78      $  9.78     $ 10.29        $ 10.29
                                                =======      =======     =======      =======     =======        ========
Total Return (excludes sales charge)........       7.61%        7.77%      (1.33%)      (1.18%)      6.60%(b)       6.62%(b)
RATIOS/SUPPLEMENTARY DATA:
  Net Assets, End of Period (000)...........     $8,717      $28,091     $11,083      $27,770     $13,695        $20,128
  Ratio of expenses to average net assets...       1.05%        0.91%       0.75%        0.63%       0.43%(c)       0.42%(c)
  Ratio of net investment income to average
    net assets..............................       3.63%        3.78%       3.63%        3.77%       3.80%(c)       3.80%(c)
  Ratio of expenses to average net
    assets*.................................       1.63%        1.13%       1.66%        1.17%       1.77%(c)       1.30%(c)
  Ratio of net investment income to average
    net assets*.............................       3.05%        3.55%       2.72%        3.24%       2.45%(c)       2.92%(c)
  Portfolio turnover(d).....................       9.38%        9.38%       0.56%        0.56%       5.92%          5.92%

---------
 * During the period certain fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.

(a) Period from commencement of operations.

(b) Not annualized.

(c) Annualized.

(d) Portfolio turnover is calculated on the basis of the Fund as a whole without distinguishing between the classes of shares issued.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP

                              FINANCIAL HIGHLIGHTS

                                                                       GROWTH AND INCOME STOCK FUND
                                               -----------------------------------------------------------------------------

                                                FOR THE YEAR ENDED        FOR THE YEAR ENDED          OCTOBER 9, 1992 TO
                                                SEPTEMBER 30, 1995        SEPTEMBER 30, 1994         SEPTEMBER 30, 1993(A)
                                               ---------------------     ---------------------     -------------------------
                                               INVESTOR      TRUST       INVESTOR       TRUST      INVESTOR          TRUST
                                               ---------------------     ---------------------     -------------------------
NET ASSET VALUE, BEGINNING OF PERIOD.......    $  11.26     $  11.28      $ 11.26      $ 11.28      $ 10.00         $  10.00
                                               --------     --------     --------      -------     --------         --------
INVESTMENT ACTIVITIES
  Net investment income....................        0.25         0.28         0.25         0.28         0.28             0.30
  Net realized and unrealized gains on
    investments............................        1.98         1.98         0.12         0.11         1.27             1.28
                                               --------     --------     --------      -------     --------         --------
      Total from Investment Activities.....        2.23         2.26         0.37         0.39         1.55             1.58
                                               --------     --------     --------      -------     --------         --------
DISTRIBUTIONS
  Net investment income....................       (0.25)       (0.28)       (0.26)       (0.28)       (0.29)           (0.30)
  Net realized gains.......................       (0.12)       (0.12)       (0.11)       (0.11)
  In excess of net realized gains..........       (0.15)       (0.15)
                                               --------     --------     --------      -------     --------         --------
      Total Distributions..................       (0.52)       (0.55)       (0.37)       (0.39)       (0.29)           (0.30)
                                               --------     --------     --------      -------     --------         --------
NET ASSET VALUE, END OF PERIOD.............    $  12.97     $  12.99      $ 11.26      $ 11.28      $ 11.26         $  11.28
                                                =======     ========       ======      =======       ======          =======
Total Return (excludes sales charge).......       20.62%       20.88%        3.33%        3.58%       15.72%(b)        16.06%(b)
RATIOS/SUPPLEMENTARY DATA:
  Net Assets, End of Period (000)..........    $ 10,842     $145,603      $ 7,973      $89,355      $ 6,009         $ 82,358
  Ratio of expenses to average net
    assets.................................        1.07%        0.82%        0.92%        0.66%        0.63%(c)         0.40%(c)
  Ratio of net investment income to average
    net assets.............................        2.15%        2.40%        2.26%        2.51%        2.85%(c)         3.08%(c)
  Ratio of expenses to average net
    assets*................................        1.60%        1.10%        1.65%        1.15%        1.68%(c)         1.17%(c)
  Ratio of net investment income to average
    net assets*............................        1.62%        2.11%        1.52%        2.02%        1.81%(c)         2.31%(c)
  Portfolio turnover(d)....................        8.73%        8.73%       21.30%       21.30%       27.17%           27.17%

---------
 * During the period certain accounting fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.

(a) Period from commencement of operations.

(b) Not annualized.

(c) Annualized.

(d) Portfolio turnover is calculated on the basis of the Fund as a whole without distinguishing between the classes of shares issued.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP

                              FINANCIAL HIGHLIGHTS

                                                                              BALANCED FUND
                                                -------------------------------------------------------------------------

                                                 FOR THE YEAR ENDED       FOR THE YEAR ENDED          JULY 1, 1993 TO
                                                 SEPTEMBER 30, 1995       SEPTEMBER 30, 1994       SEPTEMBER 30, 1993(A)
                                                --------------------     --------------------     -----------------------
                                                INVESTOR      TRUST      INVESTOR      TRUST      INVESTOR        TRUST
                                                --------------------     --------------------     -----------------------
NET ASSET VALUE, BEGINNING OF PERIOD........     $ 9.76      $  9.74      $10.20      $ 10.18      $10.00        $ 10.00
                                                --------     -------     --------     -------     --------       --------
INVESTMENT ACTIVITIES
  Net investment income.....................       0.44         0.46        0.38         0.40        0.08           0.09
  Net realized and unrealized gains (losses)
    on investments..........................       1.27         1.27       (0.44)       (0.44)       0.21           0.18
                                                --------     -------     --------     -------     --------       --------
      Total from Investment Activities......       1.71         1.73       (0.06)       (0.04)       0.29           0.27
                                                --------     -------     --------     -------     --------       --------
DISTRIBUTIONS
  Net investment income.....................      (0.43)       (0.46)      (0.38)       (0.40)      (0.09)         (0.09)
                                                --------     -------     --------     -------     --------       --------
      Total Distributions...................      (0.43)       (0.46)      (0.38)       (0.40)      (0.09)         (0.09)
                                                --------     -------     --------     -------     --------       --------
NET ASSET VALUE, END OF PERIOD..............     $11.04      $ 11.01      $ 9.76      $  9.74      $10.20        $ 10.18
                                                --------     -------     --------     -------     --------       --------
Total Return (excludes sales charge)........      18.00%       18.23%      (0.64%)      (0.42%)      2.88%(b)       2.74%(b)
RATIOS/SUPPLEMENTARY DATA:
  Net Assets, End of Period (000)...........     $9,257      $49,794      $8,560      $39,715      $2,569        $20,374
  Ratio of expenses to average net assets...       1.17%        0.92%       0.98%        0.73%       0.50%(c)       0.44%(c)
  Ratio of net investment income to average
    net assets..............................       4.27%        4.51%       4.02%        4.22%       4.39%(c)       4.44%(c)
  Ratio of expenses to average net
    assets*.................................       1.71%        1.21%       1.75%        1.25%       2.00%(c)       1.47%(c)
  Ratio of net investment income to average
    net assets*.............................       3.73%        4.22%       3.25%        3.70%       2.89%(c)       3.42%(c)
  Portfolio turnover(d).....................      23.68%       23.68%      12.91%       12.91%       8.32%          8.32%

---------
 * During the period certain accounting fees were voluntarily reduced. If such voluntary fee reductions had not occurred, the ratios would have been as indicated.

(a) Period from commencement of operations.

(b) Not annualized.

(c) Annualized.

(d) Portfolio turnover is calculated on the basis of the Fund as a whole without distinguishing between the classes of shares issued.

                       See notes to financial statements.

BB&T MUTUAL FUNDS GROUP

                              FINANCIAL HIGHLIGHTS

                                                                                              SMALL COMPANY
                                                                                               GROWTH FUND
                                                                                         ------------------------

                                                                                           DECEMBER 7, 1994 TO
                                                                                          SEPTEMBER 30, 1995(A)
                                                                                         ------------------------
                                                                                         INVESTOR          TRUST
                                                                                         ------------------------
NET ASSET VALUE, BEGINNING OF PERIOD.................................................     $10.00          $ 10.00
                                                                                         --------         -------
INVESTMENT ACTIVITIES
  Net investment income..............................................................      (0.08)           (0.07)
  Net realized and unrealized gains on investments...................................       4.61             4.64
                                                                                         --------         -------
      Total from Investment Activities...............................................       4.53             4.57
                                                                                         --------         -------
NET ASSET VALUE, END OF PERIOD.......................................................     $14.53          $ 14.57
                                                                                         =======          =======
Total Return (excludes sales charge).................................................      45.30%(b)        45.70%(b)
RATIOS/SUPPLEMENTARY DATA:
  Net Assets, End of Period (000)....................................................     $1,096          $16,962
  Ratio of expenses to average net assets............................................       2.50%(c)         2.33%(c)
  Ratio of net investment income to average net assets...............................      (1.56%)(c)       (1.34%)(c)
  Ratio of expenses to average net assets*...........................................       2.84%(c)         2.42%(c)
  Ratio of net investment income to average net assets*..............................      (1.90%)(c)       (1.43%)(c)
  Portfolio turnover(d)..............................................................      46.97%           46.97%

---------
 * During the period certain fees were voluntarily reduced. In addition, certain expenses were reimbursed. If such voluntary fee reductions and reimbursements had not occurred, the ratios would have been as indicated.

(a) Period from commencement of operations.

(b) Not annualized.

(c) Annualized.

(d) Portfolio turnover is calculated on the basis of the Fund as a whole without distinguishing between the classes of shares issued.

                       See notes to financial statements.

                      (This page intentionally left blank)

    LOGO

    INVESTMENT ADVISER
    Branch Banking and Trust Company
    434 Fayetteville Street Mall
    Raleigh, NC 27601

    DISTRIBUTOR
    BISYS Fund Services
    3435 Stelzer Road
    Columbus, OH 43219

    LEGAL COUNSEL
    Ropes & Gray
    1301 K Street, N.W.
    Suite 800 E.
    Washington, DC 20005

    TRANSFER AGENT
    BISYS Fund Services Ohio, Inc.
    3435 Stelzer Road
    Columbus, OH 43219

    AUDITORS
    KPMG Peat Marwick LLP
    Two Nationwide Plaza, Suite 1600
    Columbus, OH 43215

                                      LOGO

                                 ANNUAL REPORT
                            ------------------------

                                TO SHAREHOLDERS
                            ------------------------

                               SEPTEMBER 30, 1995